English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Six Months Ended June 30, 2024 and 2023 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of comprehensive income for the three months ended June 30, 2024 and 2023 and for the six months ended June 30, 2024 and 2023, the consolidated statements of changes in equity and cash flows for the six months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2024 and 2023, its consolidated financial performance for the three months ended June 30, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2024 and 2023 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.

Deloitte & Touche
Taipei, Taiwan
Republic of China

August 13, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2024		December 31, 2023		June 30, 2023
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,799,127,351	30	$1,465,427,753	26	$1,276,723,984	25
Financial assets at fair value through profit or loss (Note 7)	114,366	-	924,636	-	975,584	-
Financial assets at fair value through other comprehensive income (Note 8)	185,232,206	3	154,530,830	3	140,774,929	3
Financial assets at amortized cost (Note 9)	64,160,285	1	66,761,221	1	71,452,494	1
Hedging financial assets (Note 10)	1,409	-	-	-	29,704	-
Notes and accounts receivable, net (Note 11)	209,120,757	3	201,313,914	4	190,164,242	4
Receivables from related parties (Note 31)	1,089,662	-	624,451	-	862,572	-
Other receivables from related parties (Note 31)	2,403,027	-	71,871	-	2,521,323	-
Inventories (Note 12)	272,490,587	5	250,997,088	5	234,332,949	5
Other financial assets (Note 32)	35,624,485	1	27,158,766	1	25,698,767	-
Other current assets	22,293,958	-	26,222,380	-	16,427,659	-

Total current assets	2,591,658,093	43	2,194,032,910	40	1,959,964,207	38

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	14,714,867	-	13,417,457	-	108,955	-
Financial assets at fair value through other comprehensive income (Note 8)	7,223,448	-	7,208,655	-	7,516,718	-
Financial assets at amortized cost (Note 9)	88,680,794	2	79,199,367	2	60,139,036	1
Investments accounted for using equity method (Note 13)	29,600,356	1	29,616,638	1	26,845,396	1
Property, plant and equipment (Note 14)	3,105,860,057	52	3,064,474,984	55	2,947,233,393	57
Right-of-use assets (Note 15)	39,512,949	1	40,424,830	1	41,595,010	1
Intangible assets (Note 16)	22,430,599	-	22,766,744	-	23,849,933	1
Deferred income tax assets (Note 4)	65,160,047	1	64,175,787	1	68,379,721	1
Refundable deposits	4,473,796	-	7,044,420	-	5,814,759	-
Other noncurrent assets	13,049,008	-	10,009,423	-	8,017,917	-

Total noncurrent assets	3,390,705,921	57	3,338,338,305	60	3,189,500,838	62

TOTAL	$5,982,364,014	100	$5,532,371,215	100	$5,149,465,045	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$509,210	-	$121,412	-	$195,001	-
Hedging financial liabilities (Notes 10 and 29)	3,524	-	27,334,164	-	7,237,440	-
Accounts payable	62,763,059	1	55,726,757	1	47,794,115	1
Payables to related parties (Note 31)	1,184,013	-	1,566,300	-	1,178,664	-
Salary and bonus payable	29,412,298	-	33,200,563	1	24,704,515	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	79,199,148	1	50,716,944	1	85,142,595	2
Payables to contractors and equipment suppliers	136,744,351	2	171,484,616	3	140,753,488	3
Cash dividends payable (Note 19)	194,600,069	3	168,558,461	3	149,309,000	3
Income tax payable (Note 4)	110,302,021	2	98,912,902	2	70,060,259	1
Long-term liabilities - current portion (Notes 17, 18 and 29)	23,075,426	-	9,293,266	-	8,125,556	-
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	411,122,561	8	296,667,931	5	276,328,374	5

Total current liabilities	1,048,915,680	17	913,583,316	16	810,829,007	16

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	965,313,898	16	913,899,843	17	901,710,299	17
Long-term bank loans (Notes 18 and 29)	9,029,765	-	4,382,965	-	5,611,138	-
Deferred income tax liabilities (Note 4)	57,243	-	53,856	-	373,563	-
Lease liabilities (Notes 15 and 29)	28,221,881	1	28,681,835	1	29,734,633	1
Net defined benefit liability (Note 4)	7,702,315	-	9,257,224	-	8,604,642	-
Guarantee deposits	953,045	-	923,164	-	953,163	-
Others (Note 20)	102,021,982	2	178,326,165	3	186,180,401	4

Total noncurrent liabilities	1,113,300,129	19	1,135,525,052	21	1,133,167,839	22

Total liabilities	2,162,215,809	36	2,049,108,368	37	1,943,996,846	38

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,336,292	4	259,320,710	5	259,320,710	5
Capital surplus (Notes 19 and 26)	70,940,676	1	69,876,381	1	69,895,542	1
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	5	311,146,899	6	311,146,899	6
Appropriated as special capital reserve	-	-	-	-	23,593,925	1
Unappropriated earnings	3,127,527,816	52	2,846,883,893	51	2,542,569,779	49
	3,438,674,715	57	3,158,030,792	57	2,877,310,603	56
Others (Notes 19 and 26)	25,540,368	1	(28,314,256)	-	(17,776,400)	-

Treasury stock (Note 19)	(3,089,177)	-	-	-	-	-

Equity attributable to shareholders of the parent	3,791,402,874	63	3,458,913,627	63	3,188,750,455	62

NON - CONTROLLING INTERESTS	28,745,331	1	24,349,220	-	16,717,744	-

Total equity	3,820,148,205	64	3,483,262,847	63	3,205,468,199	62

TOTAL	$5,982,364,014	100	$5,532,371,215	100	$5,149,465,045	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$673,510,177	100	$480,841,254	100	$1,266,154,378	100	$989,474,227	100

COST OF REVENUE (Notes 12, 27, 31 and 34)	315,385,699	47	220,641,407	46	593,524,631	47	442,773,988	45

GROSS PROFIT	358,124,478	53	260,199,847	54	672,629,747	53	546,700,239	55

OPERATING EXPENSES (Notes 27 and 31)
Research and development	48,057,704	7	41,665,278	9	94,166,640	7	80,822,314	8
General and administrative	19,290,282	3	14,163,389	3	35,427,368	3	27,639,337	3
Marketing	2,947,324	-	2,365,893	-	6,058,583	1	5,042,253	-

Total operating expenses	70,295,310	10	58,194,560	12	135,652,591	11	113,503,904	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 27 and 34)	(1,273,626)	-	(47,244)	-	(1,403,308)	-	(135)	-

INCOME FROM OPERATIONS (Note 37)	286,555,542	43	201,958,043	42	535,573,848	42	433,196,200	44

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,152,225	-	1,134,187	-	2,030,226	-	2,173,004	-
Interest income (Note 21)	20,979,233	3	13,672,021	3	40,338,405	3	27,289,839	3
Other income	203,256	-	237,652	-	275,135	-	325,562	-
Foreign exchange gain (loss), net (Note 35)	2,184,993	-	(1,002,814)	-	5,381,986	-	(1,047,177)	-
Finance costs (Note 22)	(2,638,140)	(1)	(3,005,155)	-	(5,336,395)	-	(5,968,841)	(1)
Other gains and losses, net (Note 23)	(2,126,534)	-	1,680,975	-	(5,409,426)	-	2,981,253	-

Total non-operating income and expenses	19,755,033	2	12,716,866	3	37,279,931	3	25,753,640	2

INCOME BEFORE INCOME TAX	306,310,575	45	214,674,909	45	572,853,779	45	458,949,840	46

INCOME TAX EXPENSE (Notes 4 and 24)	58,649,137	8	32,957,903	7	99,971,078	8	70,283,798	7

NET INCOME	247,661,438	37	181,717,006	38	472,882,701	37	388,666,042	39

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	760,248	-	435,975	-	5,663,581	1	996,548	1
Gain on hedging instruments	-	-	1,088	-	-	-	39,898	-
Share of other comprehensive loss of associates	(802)	-	(40,581)	-	(2,360)	-	(45,016)	-
Income tax expense related to items that will not be reclassified subsequently	-	-	(1)	-	(9,996)	-	(25)	-
	759,446	-	396,481	-	5,651,225	1	991,405	1
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	12,373,183	2	6,158,012	1	49,178,567	4	956,803	-
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	291,082	-	(950,705)	-	(267,207)	-	401,176	-
Loss on hedging instruments	(20,101)	-	(18,296)	-	(39,416)	-	(36,259)	-
Share of other comprehensive income of associates	60,989	-	73,612	-	215,378	-	50,206	-
	12,705,153	2	5,262,623	1	49,087,322	4	1,371,926	-

Other comprehensive income, net of income tax	13,464,599	2	5,659,104	1	54,738,547	5	2,363,331	1

TOTAL COMPREHENSIVE INCOME	$261,126,037	39	$187,376,110	39	$527,621,248	42	$391,029,373	40

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$247,845,528	37	$181,799,021	38	$473,330,405	37	$388,785,582	39
Non-controlling interests	(184,090)	-	(82,015)	-	(447,704)	-	(119,540)	-

	$247,661,438	37	$181,717,006	38	$472,882,701	37	$388,666,042	39

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$262,265,420	39	$188,187,010	39	$529,663,992	42	$392,021,727	40
Non-controlling interests	(1,139,383)	-	(810,900)	-	(2,042,744)	-	(992,354)	-

	$261,126,037	39	$187,376,110	39	$527,621,248	42	$391,029,373	40

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$9.56		$7.01		$18.25		$14.99
Diluted earnings per share	$9.56		$7.01		$18.25		$14.99

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2023	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$-	$2,945,653,195	$14,835,672	$2,960,488,867

Appropriations of earnings
Special capital reserve	-	-	-	-	20,439,615	(20,439,615)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(149,104,759)	(149,104,759)	-	-	-	-	-	-	(149,104,759)	-	(149,104,759)
Total	-	-	-	-	20,439,615	(169,544,374)	(149,104,759)	-	-	-	-	-	-	(149,104,759)	-	(149,104,759)

Net income	-	-	-	-	-	388,785,582	388,785,582	-	-	-	-	-	-	388,785,582	(119,540)	388,666,042

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	1,880,562	1,344,400	11,183	-	3,236,145	-	3,236,145	(872,814)	2,363,331

Total comprehensive income (loss)	-	-	-	-	-	388,785,582	388,785,582	1,880,562	1,344,400	11,183	-	3,236,145	-	392,021,727	(992,354)	391,029,373

Employee restricted shares retired	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	-	4,614	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(362,884)	(362,884)	-	223,084	-	223,084

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	100,478	100,478	-	(100,478)	-	-	(100,478)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(43,557)	-	(43,557)	-	(43,557)	-	(43,557)

Adjustments to share of changes in equities of associates	-	-	1,000	-	-	-	-	-	-	-	-	-	-	1,000	-	1,000

From share of changes in equities of subsidiaries	-	-	(4,849)	-	-	-	-	-	-	-	-	-	-	(4,849)	3,079,417	3,074,568

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(204,991)	(204,991)

BALANCE, JUNE 30, 2023	25,932,071	$259,320,710	$69,895,542	$311,146,899	$23,593,925	$2,542,569,779	$2,877,310,603	$(9,862,739)	$(8,812,431)	$1,446,807	$(548,037)	$(17,776,400)	$-	$3,188,750,455	$16,717,744	$3,205,468,199

BALANCE, JANUARY 1, 2024	25,932,071	$259,320,710	$69,876,381	$311,146,899	$-	$2,846,883,893	$3,158,030,792	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)	$-	$3,458,913,627	$24,349,220	$3,483,262,847

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(194,496,765)	(194,496,765)	-	-	-	-	-	-	(194,496,765)	-	(194,496,765)
Total	-	-	-	-	-	(194,496,765)	(194,496,765)	-	-	-	-	-	-	(194,496,765)	-	(194,496,765)

Net income	-	-	-	-	-	473,330,405	473,330,405	-	-	-	-	-	-	473,330,405	(447,704)	472,882,701

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	50,999,678	5,354,003	(20,094)	-	56,333,587	-	56,333,587	(1,595,040)	54,738,547

Total comprehensive income (loss)	-	-	-	-	-	473,330,405	473,330,405	50,999,678	5,354,003	(20,094)	-	56,333,587	-	529,663,992	(2,042,744)	527,621,248

Employee restricted shares retired	(1,402)	(14,018)	14,018	-	-	19,934	19,934	-	-	-	-	-	-	19,934	-	19,934

Share-based payment arrangements	2,960	29,600	1,049,113	-	-	-	-	-	-	-	(685,904)	(685,904)	-	392,809	-	392,809

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(3,089,177)	(3,089,177)	-	(3,089,177)

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	1,790,349	1,790,349	-	(1,790,349)	-	-	(1,790,349)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(2,710)	-	(2,710)	-	(2,710)	-	(2,710)

Adjustments to share of changes in equities of associates	-	-	5,375	-	-	-	-	-	-	-	-	-	-	5,375	-	5,375

From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	-	-	5,284	-	-	-	-	-	-	-	-	-	-	5,284	(4,263)	1,021

From share of changes in equities of subsidiaries	-	-	(9,495)	-	-	-	-	-	-	-	-	-	-	(9,495)	6,541,357	6,531,862

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(98,239)	(98,239)

BALANCE, JUNE 30, 2024	25,933,629	$259,336,292	$70,940,676	$311,146,899	$-	$3,127,527,816	$3,438,674,715	$25,682,909	$(536,274)	$1,373,071	$(979,338)	$25,540,368	$(3,089,177)	$3,791,402,874	$28,745,331	$320,148,205

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$572,853,779	$458,949,840
Adjustments for:
Depreciation expense	319,626,411	229,727,337
Amortization expense	4,563,345	4,534,992
Expected credit losses recognized on investments in debt instruments	18,755	20,314
Finance costs	5,336,395	5,968,841
Share of profits of associates	(2,030,226)	(2,173,004)
Interest income	(40,338,405)	(27,289,839)
Share-based compensation	412,787	228,352
Loss on disposal or retirement of property, plant and equipment, net	1,267,199	333,707
Gain on disposal or retirement of intangible assets, net	-	(1,539)
Impairment loss on property, plant and equipment	1,150,485	-
Loss (gain) on financial instruments at fair value through profit or loss, net	184,681	(25,519)
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	205,086	257,553
Loss on foreign exchange, net	4,119,804	519,590
Dividend income	(275,135)	(309,672)
Others	(137,311)	(10,497)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,081,788	315,337
Notes and accounts receivable, net	(7,806,910)	39,591,637
Receivables from related parties	(465,211)	721,386
Other receivables from related parties	(19,586)	(29,497)
Inventories	(21,493,499)	(13,183,801)
Other financial assets	(5,606,448)	1,288,753
Other current assets	3,561,403	(3,545,808)
Other noncurrent assets	(2,525,072)	-
Accounts payable	7,036,302	(7,085,593)
Payables to related parties	(382,287)	(463,973)
Salary and bonus payable	(3,788,265)	(11,730,994)
Accrued profit sharing bonus to employees and compensation to directors	28,482,204	23,394,021
Accrued expenses and other current liabilities	26,805,039	(42,705,588)
Other noncurrent liabilities	12,851,565	16,746,143
Net defined benefit liability	(1,554,909)	(716,449)
Cash generated from operations	903,133,764	673,326,030
Income taxes paid	(89,154,446)	(120,833,306)

Net cash generated by operating activities	813,979,318	552,492,724
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2024	2023

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(458,776)	$(229,044)
Financial assets at fair value through other comprehensive income	(43,780,180)	(33,464,026)
Financial assets at amortized cost	(64,823,727)	(74,998,619)
Property, plant and equipment	(386,979,486)	(553,032,845)
Intangible assets	(5,061,779)	(2,220,933)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	28,414,789	20,019,915
Financial assets at amortized cost	66,310,102	75,503,314
Property, plant and equipment	492,765	243,445
Intangible assets	49,293	1,539
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	117,483	105,981
Derecognition of hedging financial instruments	52,303	(1,367)
Interest received	36,605,013	26,625,674
Proceeds from government grants - property, plant and equipment	7,956,413	10,310,668
Proceeds from government grants - others	267	1,152
Other dividends received	241,872	241,947
Dividends received from investments accounted for using equity method	653,631	653,631
Increase in prepayments for leases	(28,193)	(33,489)
Refundable deposits paid	(122,271)	(1,557,269)
Refundable deposits refunded	2,946,160	272,455

Net cash used in investing activities	(357,414,321)	(531,557,871)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	(26,496,570)	7,674,240
Proceeds from issuance of bonds	34,300,000	60,000,000
Repayment of bonds	-	(12,000,000)
Proceeds from long-term bank loans	6,378,000	2,450,000
Repayment of long-term bank loans	(1,055,556)	(786,944)
Payments for transaction costs attributable to the issuance of bonds	(35,581)	(62,070)
Treasury stock acquired	(3,089,177)	-
Repayment of the principal portion of lease liabilities	(1,473,137)	(1,400,882)
Interest paid	(8,419,668)	(7,421,274)
Guarantee deposits received	2,573	184,899
Guarantee deposits refunded	(20,528)	(169,956)
Cash dividends	(168,558,461)	(142,617,093)
Disposal of ownership interests in subsidiaries (without losing control)	1,021	-
Increase in non-controlling interests	6,536,884	3,073,165

Net cash used in financing activities	(161,930,200)	(91,075,915)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2024	2023

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$39,064,801	$4,050,963

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	333,699,598	(66,090,099)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,465,427,753	1,342,814,083

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,799,127,351	$1,276,723,984

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on August 13, 2024.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.    Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.    The IFRS Accounting Standards issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

IFRS 18 “Presentation and Disclosures in Financial Statements”

IFRS 18 will supersede IAS 1” Presentation of Financial Statements”. The main changes comprise:

•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discounted operations categories.

•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as‘other’ only if it cannot find a more informative label.

Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2023.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2024	December 31, 2023	June 30, 2023	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	67%	67%	68%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	d)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	71%	71%	e)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	100%	100%	a), f)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	b)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	b)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-

Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:    This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.

Note c:    As VisEra’s employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:    Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note e:    TSMC’s shareholding and the proportion of voting rights in JASM are 71% and 81%, respectively. After the increase in capital in July 2024, TSMC’s shareholding and the proportion of voting rights in JASM are both 73%.

Note f:    ESMC was established in June 2023. TSMC sold its 10% shares to Robert Bosch GmbH, Infineon Technologies AG and NXP Semiconductors N.V. in January 2024, respectively. After selling shares, TSMC’s shareholding in ESMC decreased from 100% to 70%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over ESMC.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023.

6.    CASH AND CASH EQUIVALENTS

	June 30, 2024	December 31, 2023	June 30, 2023

Cash and deposits in banks	$1,788,609,195	$1,453,101,566	$1,246,793,642
Commercial paper	5,739,121	29,961	18,279,404
Money market funds	3,124,436	10,898,720	9,995,312
Repurchase agreements	1,654,599	1,346,719	1,229,635
Government bonds/Agency bonds	-	50,787	425,991

	$1,799,127,351	$1,465,427,753	$1,276,723,984

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2024	December 31, 2023	June 30, 2023

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$14,061,522	$13,307,160	$-
Mutual funds	523,385	110,297	108,955
Simple agreement for future equity	129,960	-	-
Convertible bonds	104,579	223,454	126,618
Forward exchange contracts	9,787	701,182	848,966

	$14,829,233	$14,342,093	$1,084,539

Current	$114,366	$924,636	$975,584
Noncurrent	14,714,867	13,417,457	108,955

	$14,829,233	$14,342,093	$1,084,539
(Continued)

	June 30, 2024	December 31, 2023	June 30, 2023

Financial liabilities

Held for trading
Forward exchange contracts	$509,210	$121,412	$195,001
(Concluded)

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

June 30, 2024

Sell US$	July 2024 to August 2024	US$	4,008,000

December 31, 2023

Sell NT$	January 2024	NT$	26,251,763
Sell US$	January 2024 to March 2024	US$	1,112,000
Sell JPY	January 2024	JPY	20,000,000

June 30, 2023

Sell NT$	July 2023 to October 2023	NT$	69,835,705
Sell US$	July 2023 to August 2023	US$	507,500
Sell RMB	July 2023 to August 2023	RMB	1,073,640
8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2024	December 31, 2023	June 30, 2023

Investments in debt instruments at FVTOCI
Corporate bonds	$98,654,521	$79,605,567	$72,934,420
Agency mortgage-backed securities	43,121,977	37,959,691	34,297,965
Government bonds/Agency bonds	22,784,341	22,338,901	23,649,717
Asset-backed securities	12,305,253	9,898,766	9,469,578
	176,866,092	149,802,925	140,351,680
Investments in equity instruments at FVTOCI
Publicly traded stocks	8,366,114	4,727,905	423,249
Non-publicly traded equity investments	7,223,448	7,208,655	7,516,718
	15,589,562	11,936,560	7,939,967

	$192,455,654	$161,739,485	$148,291,647
(Continued)

	June 30, 2024	December 31, 2023	June 30, 2023

Current	$185,232,206	$154,530,830	$140,774,929
Noncurrent	7,223,448	7,208,655	7,516,718

	$192,455,654	$161,739,485	$148,291,647
(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the six months ended June 30, 2024 and 2023, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$3,200,608 thousand and NT$158,109 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$1,790,349 thousand and NT$100,478 thousand were transferred to increase retained earnings, respectively.

As of June 30, 2024 and 2023, the cumulative loss allowance for expected credit loss of NT$59,894 thousand and NT$45,029 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	June 30, 2024	December 31, 2023	June 30, 2023

Corporate bonds	$124,079,577	$113,851,856	$107,485,902
Commercial paper	21,758,780	18,387,835	15,635,258
Government bonds/Agency bonds	7,098,457	13,803,559	8,541,426
Less: Allowance for impairment loss	(95,735)	(82,662)	(71,056)

	$152,841,079	$145,960,588	$131,591,530

Current	$64,160,285	$66,761,221	$71,452,494
Noncurrent	88,680,794	79,199,367	60,139,036

	$152,841,079	$145,960,588	$131,591,530

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	June 30, 2024	December 31, 2023	June 30, 2023

Financial assets - current

Fair value hedges
Interest rate futures contracts	$1,409	$-	$29,704
(Continued)

	June 30, 2024	December 31, 2023	June 30, 2023

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$3,524	$43,764	$-
Hedges of net investments in foreign operations
Bank loans	-	27,290,400	7,237,440

	$3,524	$27,334,164	$7,237,440
(Concluded)

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.

June 30, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	18,000	September 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$1,721,119	$2,115

December 31, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	48,600	March 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,959,523	$43,764

June 30, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	55,800	September 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$3,475,661	$(29,704)

The effect for the six months ended June 30, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$95,204	$26,709
Hedged Items
Financial assets at FVTOCI	(95,204)	(26,709)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.

The effect for the six months ended June 30, 2023 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Six Months Ended June 30, 2023

Hedging Instruments
Forward exchange contracts	$39,898

Hedged Items
Forecast transaction (capital expenditures)	$(39,898)

Hedges of net investments in foreign operations

TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.

December 31, 2023

Hedging Instruments		Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY	124,500,000	0%	Due by April 2024	$618,180

June 30, 2023

Hedging Instruments		Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY	33,600,000	0.06%	October 2023	$436,800

The effect for the six months ended June 30, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Bank loans	$793,830	$436,800

Hedged Items
Net investments in foreign operations	$(793,830)	$(436,800)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2024	December 31, 2023	June 30, 2023

At amortized cost
Notes and accounts receivable	$204,140,555	$196,434,151	$186,145,621
Less: Loss allowance	(454,497)	(531,554)	(588,769)
	203,686,058	195,902,597	185,556,852
At FVTOCI	5,434,699	5,411,317	4,607,390

	$209,120,757	$201,313,914	$190,164,242

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	June 30, 2024	December 31, 2023	June 30, 2023

Not past due	$192,620,963	$183,188,499	$173,149,323
Past due
Past due within 30 days	16,953,864	18,641,148	17,591,617
Past due over 31 days	427	15,821	12,071
Less: Loss allowance	(454,497)	(531,554)	(588,769)

	$209,120,757	$201,313,914	$190,164,242

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Six Months Ended June 30
	2024	2023

Balance, beginning of period	$531,554	$331,646
Provision (Reversal)	(77,124)	257,115
Effect of exchange rate changes	67	8

Balance, end of period	$454,497	$588,769

For the six months ended June 30, 2024 and 2023, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	June 30, 2024	December 31, 2023	June 30, 2023

Finished goods	$33,454,131	$34,511,032	$30,939,982
Work in process	174,849,778	156,498,469	155,465,029
Raw materials	41,416,081	38,818,273	28,893,383
Supplies and spare parts	22,770,597	21,169,314	19,034,555

	$272,490,587	$250,997,088	$234,332,949

Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 34.

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Net inventory losses (reversal of write-down of inventories)	$(2,268,761)	$(1,231,061)	$(2,036,276)	$2,921,021

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2024	December 31, 2023	June 30, 2023	June 30, 2024	December 31, 2023	June 30, 2023

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$12,577,096	$13,590,430	$12,362,214	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	10,625,033	9,728,801	9,495,090	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,797,975	3,759,701	3,369,676	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,600,252	2,537,706	1,602,458	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	-	-	15,958	-	-	28%

			$29,600,356	$29,616,638	$26,845,396

Due to the decrease in shareholding to 17%, the Company consequently ceased to have significant influence over Mutual-Pak. Therefore, the investment in Mutual-Pak was classified as financial assets at FVTOCI starting November 2023.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2024	December 31, 2023	June 30, 2023

GUC	$74,934,014	$81,236,875	$74,934,014
VIS	$60,116,942	$37,834,215	$40,851,667
Xintec	$20,030,747	$14,188,445	$14,299,727

14.    PROPERTY, PLANT AND EQUIPMENT

	June 30, 2024	December 31, 2023	June 30, 2023

Assets used by the Company	$3,105,642,523	$3,064,424,259	$2,947,218,157
Assets subject to operating leases	217,534	50,725	15,236

	$3,105,860,057	$3,064,474,984	$2,947,233,393

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2024	$7,621,997	$817,822,975	$5,384,985,648	$99,825,084	$908,289,751	$7,218,545,455
Additions	5,464,469	41,128,292	287,100,670	6,210,996	2,507,446	342,411,873
Disposals or retirements	(278,309)	(56,649)	(14,645,243)	(7,112,608)	-	(22,092,809)
Transfers to assets subject to operating leases	-	(197,752)	-	-	-	(197,752)
Effect of exchange rate changes	144,132	1,216,813	9,106,652	232,471	17,182,196	27,882,264

Balance at June 30, 2024	$12,952,289	$859,913,679	$5,666,547,727	$99,155,943	$927,979,393	$7,566,549,031

Accumulated depreciation and impairment

Balance at January 1, 2024	$558,074	$387,013,911	$3,699,008,492	$66,749,979	$790,740	$4,154,121,196
Additions	3,715	25,532,552	286,350,894	5,871,978	-	317,759,139
Disposals or retirements	-	(56,540)	(13,125,143)	(7,111,497)	-	(20,293,180)
Transfers to assets subject to operating leases	-	(14,367)	-	-	-	(14,367)
Impairment	-	47,539	1,102,946	-	-	1,150,485
Effect of exchange rate changes	31,663	1,079,719	6,885,795	186,058	-	8,183,235

Balance at June 30, 2024	$593,452	$413,602,814	$3,980,222,984	$65,696,518	$790,740	$4,460,906,508

Carrying amounts at January 1, 2024	$7,063,923	$430,809,064	$1,685,977,156	$33,075,105	$907,499,011	$3,064,424,259
Carrying amounts at June 30, 2024	$12,358,837	$446,310,865	$1,686,324,743	$33,459,425	$927,188,653	$3,105,642,523
(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2023	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
Additions (deductions)	-	151,309,857	816,891,540	12,105,714	(496,885,682)	483,421,429
Disposals or retirements	-	(430,721)	(7,695,699)	(499,746)	-	(8,626,166)
Transfers from right-of-use assets	-	-	4,444	-	-	4,444
Transfers from assets subject to operating leases	-	-	65,779	-	-	65,779
Transfers to assets subject to operating leases	-	-	(14,592)	-	-	(14,592)
Effect of exchange rate changes	(5,526)	(1,108,367)	(4,572,099)	(93,334)	754,081	(5,025,245)

Balance at June 30, 2023	$7,656,291	$786,817,718	$5,100,621,903	$96,540,674	$840,711,007	$6,832,347,593

Accumulated depreciation and impairment

Balance at January 1, 2023	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256
Additions	645	20,316,376	202,739,563	4,953,562	-	228,010,146
Disposals or retirements	-	(428,886)	(7,144,882)	(498,696)	-	(8,072,464)
Transfers from right-of-use assets	-	-	1,851	-	-	1,851
Transfers from assets subject to operating leases	-	-	50,132	-	-	50,132
Transfers to assets subject to operating leases	-	-	(1,702)	-	-	(1,702)
Effect of exchange rate changes	7,563	(521,007)	(2,996,087)	(55,252)	-	(3,564,783)

Balance at June 30, 2023	$564,369	$362,304,842	$3,457,529,755	$63,939,730	$790,740	$3,885,129,436

Carrying amounts at January 1, 2023	$7,105,656	$294,108,590	$1,031,061,650	$25,487,924	$1,336,051,868	$2,693,815,688
Carrying amounts at June 30, 2023	$7,091,922	$424,512,876	$1,643,092,148	$32,600,944	$839,920,267	$2,947,218,157
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2024, the Company recognized an impairment loss due to partial plant facilities and machinery and equipment damage caused by an earthquake, which rendered them unusable. Please refer to the related earthquake losses in Note 34.

Information about capitalized interest is set out in Note 22.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	June 30, 2024	December 31, 2023	June 30, 2023

Carrying amounts

Land	$37,005,246	$37,437,179	$38,449,024
Buildings	2,463,830	2,946,008	3,125,900
Office equipment	43,873	41,643	20,086

	$39,512,949	$40,424,830	$41,595,010

	Six Months Ended June 30
	2024	2023

Additions to right-of-use assets	$2,108,125	$1,498,150

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Depreciation of right-of-use assets
Land	$618,480	$613,796	$1,234,432	$1,219,629
Buildings	252,068	234,865	604,370	481,873
Machinery and equipment	-	149	-	369
Office equipment	5,965	6,007	11,894	12,031

	$876,513	$854,817	$1,850,696	$1,713,902

b.    Lease liabilities

	June 30, 2024	December 31, 2023	June 30, 2023

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,620,895	$2,810,551	$2,638,203
Noncurrent portion	28,221,881	28,681,835	29,734,633

	$30,842,776	$31,492,386	$32,372,836

Ranges of discount rates for lease liabilities are as follows:

	June 30, 2024	December 31, 2023	June 30, 2023

Land	0.39%-2.30%	0.39%-2.30%	0.39%-2.30%
Buildings	0.40%-6.52%	0.57%-6.52%	0.40%-6.36%
Office equipment	0.28%-7.13%	0.28%-7.13%	0.28%-4.71%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Expenses relating to short-term leases	$45,087	$505,077	$59,469	$1,014,435

	Six Months Ended June 30
	2024	2023

Total cash outflow for leases	$1,704,827	$2,842,410

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2024	$5,796,438	$26,221,351	$49,317,031	$12,347,434	$93,682,254
Additions	-	704,176	2,719,877	673,288	4,097,341
Disposals or retirements	-	(32,460)	(4,363,944)	(202,681)	(4,599,085)
Effect of exchange rate changes	236,677	1,213	8,121	19,098	265,109

Balance at June 30, 2024	$6,033,115	$26,894,280	$47,681,085	$12,837,139	$93,445,619

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,490,070	$39,846,671	$10,578,769	$70,915,510
Additions	-	1,375,944	2,718,152	469,249	4,563,345
Disposals or retirements	-	(32,460)	(4,363,944)	(102,000)	(4,498,404)
Effect of exchange rate changes	-	1,116	16,399	17,054	34,569

Balance at June 30, 2024	$-	$21,834,670	$38,217,278	$10,963,072	$71,015,020

Carrying amounts at January 1, 2024	$5,796,438	$5,731,281	$9,470,360	$1,768,665	$22,766,744
Carrying amounts at June 30, 2024	$6,033,115	$5,059,610	$9,463,807	$1,874,067	$22,430,599

Cost

Balance at January 1, 2023	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526
Additions	-	420,216	1,845,399	72,337	2,337,952
Disposals or retirements	-	-	(45,697)	-	(45,697)
Effect of exchange rate changes	56,623	1,909	(22,165)	22,618	58,985

Balance at June 30, 2023	$5,848,444	$26,181,144	$50,453,331	$11,796,847	$94,279,766

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371
Additions	-	1,411,733	2,547,692	575,567	4,534,992
Disposals or retirements	-	-	(45,697)	-	(45,697)
Effect of exchange rate changes	-	1,909	(16,667)	25,925	11,167

Balance at June 30, 2023	$-	$19,110,079	$41,323,722	$9,996,032	$70,429,833

Carrying amounts at January 1, 2023	$5,791,821	$8,062,582	$9,837,400	$2,307,352	$25,999,155
Carrying amounts at June 30, 2023	$5,848,444	$7,071,065	$9,129,609	$1,800,815	$23,849,933

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.0% in its test of impairment as of December 31, 2023 to reflect the relevant specific risk in the cash-generating unit.

17.    BONDS PAYABLE

	June 30, 2024	December 31, 2023	June 30, 2023

Domestic unsecured bonds	$484,980,000	$447,194,000	$428,360,000
Overseas unsecured bonds	503,595,000	476,578,500	482,515,000
Less: Discounts on bonds payable	(2,864,009)	(2,874,947)	(3,064,701)
Less: Current portion	(20,397,093)	(6,997,710)	(6,100,000)

	$965,313,898	$913,899,843	$901,710,299

The Company issued domestic unsecured bonds for the six months ended June 30, 2024. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

113-1 (Green bond)	A	March 2024 to March 2029	$12,000,000	1.64%	Bullet repayment; interest payable annually
	B	March 2024 to March 2034	10,800,000	1.76%	The same as above
113-2 (Green bond)	A	May 2024 to May 2029	4,900,000	1.98%	The same as above
	B	May 2024 to May 2034	6,600,000	2.10%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2022 to April 2052	US$	1,000,000	4.50%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above
(Concluded)

18.    LONG-TERM BANK LOANS

	June 30, 2024	December 31, 2023	June 30, 2023

NT$ unsecured loans	$5,650,833	$6,706,389	$7,676,389
JPY unsecured loans	6,075,000	-	-
Less: Discounts on government grants	(17,735)	(27,868)	(39,695)
Less: Current portion	(2,678,333)	(2,295,556)	(2,025,556)

	$9,029,765	$4,382,965	$5,611,138

Loan content
Annual interest rate	0.39%-1.48%	1.15%-1.35%	1.15%-1.35%
Maturity date	Due by December 2030	Due by December 2027	Due by December 2027

The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount, and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.

19.    EQUITY

a.    Capital stock

	June 30, 2024	December 31, 2023	June 30, 2023

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,933,629	25,932,071	25,932,071
Issued capital	$259,336,292	$259,320,710	$259,320,710

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2024 and March 1, 2023, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,960 thousand shares and 2,110 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2024 and 2023, TSMC reclaimed 1,402 thousand and 419 thousand employee restricted shares, respectively, that were unvested. On June 5, 2024 and May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.

As of June 30, 2024, TSMC’s total issued and outstanding ADSs were 1,062,823 thousand units, representing 5,314,116 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	June 30, 2024	December 31, 2023	June 30, 2023

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,812,813	$24,406,854	$24,406,854
From merger	22,803,291	22,803,291	22,803,291
From convertible bonds	8,892,371	8,892,371	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,406,282	8,406,282
Donations - donated by shareholders	11,275	11,275	11,275

May only be used to offset a deficit

From share of changes in equities of subsidiaries	4,190,441	4,199,936	4,225,043
From share of changes in equities of associates	307,771	302,396	312,863
Donations - unclaimed dividend	70,093	70,093	53,680

May not be used for any purpose

Employee restricted shares	1,441,055	783,883	783,883

	$70,940,676	$69,876,381	$69,895,542

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2024, 2023 and 2022 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024
Board of Directors in its	August 13,	May 10,
meeting	2024	2024

Special capital reserve	$-	$(28,020,822)
Cash dividends to shareholders	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.00	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022	of 2022
Board of Directors in its	February 14,	November 8,	August 9,	May 10,
meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Six Months Ended June 30, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	49,990,470	-	-	-	49,990,470
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	5,652,888	-	-	5,652,888
Debt instruments	-	(481,900)	-	-	(481,900)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(1,790,349)	-	-	(1,790,349)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	205,086	-	-	205,086
Loss allowance adjustments from debt instruments	-	9,607	-	-	9,607
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(39,416)	-	(39,416)
Transferred to initial carrying amount of hedged items	-	-	(2,710)	-	(2,710)
Issuance of employee restricted stock	-	-	-	(1,078,713)	(1,078,713)
Share-based payment expenses recognized	-	-	-	392,809	392,809
Share of other comprehensive income (loss) of associates	215,378	(21,682)	19,322	-	213,018
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of period	$25,682,909	$(536,274)	$1,373,071	$(979,338)	$25,540,368

	Six Months Ended June 30, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	1,393,556	-	-	-	1,393,556
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	436,800	-	-	-	436,800
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	995,809	-	-	995,809
Debt instruments	-	137,018	-	-	137,018
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(100,478)	-	-	(100,478)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	257,553	-	-	257,553
Loss allowance adjustments from debt instruments	-	6,605	-	-	6,605
(Continued)

	Six Months Ended June 30, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments		Unearned Stock-Based Employee Compensation	Total

Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	$-	$-	$3,639		$-	$3,639
Transferred to initial carrying amount of hedged items	-	-		(43,557)	-	(43,557)
Issuance of employee restricted stock	-	-		-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-		-	223,084	223,084
Share of other comprehensive income (loss) of associates	50,206	(52,560)		7,544	-	5,190
Income tax effect	-	(25)		-	-	(25)

Balance, end of period	$(9,862,739)	$(8,812,431)	$	1,446,807	$(548,037)	$(17,776,400)
(Concluded)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3,249 thousand shares. TSMC has completed this share buyback program during the second quarter of 2024. On August 13, 2024, TSMC’s Board of Directors resolved to cancel the 3,249 thousand shares and set September 1, 2024 as the record date for capital reduction.

Under the Securities and Exchange Act, the Company shall neither pledge treasury stocks nor exercise shareholders’ rights on these stocks, such as the rights to dividends and to vote.

20.    NET REVENUE

a.    Disaggregation of revenue from contracts with customers

	Three Months Ended June 30		Six Months Ended June 30
Product	2024	2023	2024	2023

Wafer	$596,240,620	$421,037,379	$1,118,137,591	$869,420,284
Others	77,269,557	59,803,875	148,016,787	120,053,943

	$673,510,177	$480,841,254	$1,266,154,378	$989,474,227

	Three Months Ended June 30		Six Months Ended June 30
Geography	2024	2023	2024	2023

Taiwan	$60,545,774	$30,841,739	$128,861,200	$67,727,742
United States	416,766,901	301,455,420	812,949,006	608,407,139
China	106,696,259	55,461,079	161,931,908	132,963,102
Japan	39,007,995	35,533,393	72,220,860	69,190,260
Europe, the Middle East and Africa	25,021,881	33,814,781	46,985,032	67,775,037
Others	25,471,367	23,734,842	43,206,372	43,410,947

	$673,510,177	$480,841,254	$1,266,154,378	$989,474,227

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended June 30		Six Months Ended June 30
Platform	2024	2023	2024	2023

High Performance Computing	$351,392,530	$214,359,340	$626,165,504	$439,891,374
Smartphone	222,543,370	159,366,872	447,575,509	333,739,147
Internet of Things	37,346,267	38,168,913	72,667,217	80,889,343
Automotive	33,747,863	37,275,507	65,884,496	73,298,157
Digital Consumer Electronics	14,119,376	13,657,809	25,857,161	24,586,963
Others	14,360,771	18,012,813	28,004,491	37,069,243

	$673,510,177	$480,841,254	$1,266,154,378	$989,474,227

	Three Months Ended June 30		Six Months Ended June 30
Resolution	2024	2023	2024	2023

3-nanometer	$90,111,260	$483,710	$135,560,220	$483,710
5-nanometer	209,567,531	127,824,564	400,263,285	267,120,041
7-nanometer	101,106,641	97,194,591	201,496,228	186,047,762
16-nanometer	52,681,064	44,651,154	101,153,275	102,267,410
20-nanometer	1,077,092	2,800,296	2,476,387	5,921,755
28-nanometer	50,557,516	47,590,123	93,576,834	99,647,165
40/45-nanometer	27,586,077	29,537,533	54,700,531	62,168,630
65-nanometer	20,728,246	27,994,410	42,005,255	55,424,489
90-nanometer	5,591,099	7,394,845	11,105,390	15,545,796
0.11/0.13 micron	11,893,739	9,799,907	24,696,088	20,517,722
0.15/0.18 micron	21,803,577	20,872,897	43,728,038	44,336,802
0.25 micron and above	3,536,778	4,893,349	7,376,060	9,939,002

Wafer revenue	$596,240,620	$421,037,379	$1,118,137,591	$869,420,284

b.    Contract balances

	June 30, 2024	December 31, 2023	June 30, 2023	January 1, 2023

Contract liabilities (classified under accrued expenses and other current liabilities)	$67,450,001	$52,736,430	$43,731,063	$70,806,617

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$12,270,334 thousand and NT$5,246,467 thousand for the three months ended June 30, 2024 and 2023, respectively; and NT$48,641,062 thousand and NT$63,410,156 thousand for the six months ended June 30, 2024 and 2023, respectively.

c.    Temporary receipts from customers

	June 30, 2024	December 31, 2023	June 30, 2023

Current portion (classified under accrued expenses and other current liabilities)	$177,138,527	$114,639,514	$116,219,823
Noncurrent portion (classified under other noncurrent liabilities)	88,350,446	163,655,128	170,651,817

	$265,488,973	$278,294,642	$286,871,640

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21.    INTEREST INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Interest income
Cash and cash equivalents	$17,345,367	$11,496,148	$33,453,497	$23,109,878
Financial assets at FVTOCI	1,603,840	936,014	2,981,110	1,767,708
Financial assets at amortized cost	2,030,026	1,239,859	3,903,798	2,412,253

	$20,979,233	$13,672,021	$40,338,405	$27,289,839

22.    FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Interest expense
Corporate bonds	$4,863,704	$4,371,120	$9,508,901	$8,582,927
Lease liabilities	90,972	96,456	184,461	190,505
Bank loans	28,427	25,937	50,047	47,225
Others	5,977	1,040	9,702	1,115
Less: Capitalized interest under property, plant and equipment	(2,350,940)	(1,489,398)	(4,416,716)	(2,852,931)

	$2,638,140	$3,005,155	$5,336,395	$5,968,841
Information about capitalized interest is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Capitalization rate	1.32%-3.36%	1.20%-3.36%	1.20%-3.36%	1.08%-3.36%

23.    OTHER GAINS AND LOSSES, NET

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(102,582)	$(121,860)	$(205,086)	$(257,553)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(2,094,266)	1,663,170	(5,433,484)	2,833,908
(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

The accrual of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	$(1,310)	$(3,096)	$(9,607)	$(6,605)
Financial assets at amortized cost	(10,872)	(11,054)	(9,148)	(13,709)
Other gains, net	82,496	153,815	247,899	425,212

	$(2,126,534)	$1,680,975	$(5,409,426)	$2,981,253
(Concluded)

24.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Current income tax expense
Current tax expense recognized in the current period	$67,167,292	$31,914,666	$107,935,164	$70,020,998
Income tax adjustments on prior years	(7,147,810)	2,041	(7,142,473)	4,340
Other income tax adjustments	72,717	50,960	135,961	115,826
	60,092,199	31,967,667	100,928,652	70,141,164
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(1,225,874)	45,198	(164,170)	(802,404)
Investment tax credits and operating loss carryforward	(217,188)	945,038	(793,404)	945,038
	(1,443,062)	990,236	(957,574)	142,634

Income tax expense recognized in profit or loss	$58,649,137	$32,957,903	$99,971,078	$70,283,798

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2022. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25.    EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Basic EPS	$9.56	$7.01	$18.25	$14.99
Diluted EPS	$9.56	$7.01	$18.25	$14.99

EPS is computed as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Basic EPS
Net income available to common shareholders of the parent	$247,845,528	$181,799,021	$473,330,405	$388,785,582
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,972	25,929,268	25,929,119	25,929,178
Basic EPS (in dollars)	$9.56	$7.01	$18.25	$14.99

Diluted EPS
Net income available to common shareholders of the parent	$247,845,528	$181,799,021	$473,330,405	$388,785,582
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,972	25,929,268	25,929,119	25,929,178
Effects of all dilutive potential common shares (in thousands)	1,840	147	1,215	187

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,930,812	25,929,415	25,930,334	25,929,365
Diluted EPS (in dollars)	$9.56	$7.01	$18.25	$14.99

26.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,353	2,960	2,110	1,387
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)    The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)    For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)    Details of granted RSAs in each year are as follows:

	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	-	2,110	694
Issuance of stocks	2,960	-	-
Canceled shares	-	(1,055)	(347)

Balance, end of period	2,960	1,055	347

Weighted-average fair value of RSAs (in dollars)	$364.43	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2023 RSAs	2022 RSAs	2021 RSAs
	March 1, 2024	March 1, 2023	March 1, 2022
Stock price at measurement date (in dollars)	$689	$511	$604
Expected price volatility	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3years	1-3years	1-3years
Risk-free interest rate	1.16%	1.06%	0.57%

Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.

The issuance of RSAs for year 2024 of no more than 4,185 thousand common shares has been approved by TSMC’s shareholders’ meeting held on June 4, 2024. The grants will be made free of charge.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Six Months Ended June 30
	2024			2023
	2023 Plan	2022 Plan	2021 Plan	2022 Plan	2021 Plan

Stock price at measurement date (in dollars)	$960	$960	$960	$574	$574
Expected price volatility	24.69%-27.15%	24.69%-27.15%	24.69%-27.15%	25.89%-27.78%	25.89%-27.78%
Residual life	1-3years	1-2years	1year	1-3years	1-2years
Risk-free interest rate	1.51%	1.46%	1.40%	1.08%	1.08%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of June 30, 2024, December 31, 2023 and June 30, 2023, the liabilities under cash-settled share-based payment arrangement amounted to NT$ 197,719 thousand, NT$62,695 thousand and NT$42,523 thousand, respectively.

27.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$153,957,487	$114,113,023	$302,620,126	$214,946,845
Recognized in operating expenses	8,963,535	7,529,817	16,989,709	14,777,203
Recognized in other operating income and expenses	8,288	1,121	16,576	3,289

	$162,929,310	$121,643,961	$319,626,411	$229,727,337

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

b. Amortization of intangible assets

Recognized in cost of revenue	$1,538,400	$1,619,384	$3,167,075	$3,186,814
Recognized in operating expenses	698,884	676,343	1,396,270	1,348,178

	$2,237,284	$2,295,727	$4,563,345	$4,534,992

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,461,039	$1,363,578	$2,879,773	$2,624,359
Defined benefit plans	68,920	70,346	137,826	140,683
	1,529,959	1,433,924	3,017,599	2,765,042
Share-based payments
Equity-settled	230,956	127,580	412,787	228,352
Cash-settled	117,608	20,569	139,409	38,179
	348,564	148,149	552,196	266,531
Other employee benefits	67,351,555	54,725,086	129,121,834	111,088,141

	$69,230,078	$56,307,159	$132,691,629	$114,119,714

Employee benefits expense summarized by function
Recognized in cost of revenue	$37,838,878	$31,563,813	$72,461,086	$64,638,942
Recognized in operating expenses	31,391,200	24,743,346	60,230,543	49,480,772

	$69,230,078	$56,307,159	$132,691,629	$114,119,714

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Profit sharing bonus to employees	$14,825,285	$10,861,696	$28,298,154	$23,225,536

TSMC’s profit sharing bonus to employees and compensation to directors for 2023 and 2022 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2023	2022

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023
Profit sharing bonus to employees	$50,090,533	$60,702,047
Compensation to directors	$551,955	$690,128

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2023 and 2022, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.    GOVERNMENT GRANTS

Subsidiaries such as JASM and TSMC Nanjing received subsidies from the governments of Japan and China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the six months ended June 30, 2024 and 2023, the Company received a total of NT$ 7,956,680 thousand and NT$10,311,820 thousand as government grants, respectively.

29.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Six Months Ended June 30
	2024	2023

Additions of financial assets at FVTOCI	$44,788,275	$37,030,330
Conversion of convertible bonds into equity securities	-	(145,144)
Changes in accrued expenses and other current liabilities	(1,008,095)	(3,421,160)

Payments for acquisition of financial assets at FVTOCI	$43,780,180	$33,464,026

Disposal of financial assets at FVTOCI	$28,770,436	$20,886,895
Changes in other financial assets	(355,647)	(866,980)

Proceeds from disposal of financial assets at FVTOCI	$28,414,789	$20,019,915

Additions of property, plant and equipment	$342,411,873	$483,421,429
Changes in other financial assets	-	44,431
Exchange of assets	(47,626)	-
Changes in payables to contractors and equipment suppliers	37,665,813	72,185,176
Changes in accrued expenses and other current liabilities	11,366,142	194,841
Transferred to initial carrying amount of hedged items	-	39,899
Capitalized interests	(4,416,716)	(2,852,931)

Payments for acquisition of property, plant and equipment	$386,979,486	$553,032,845

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2024

Hedging financial liabilities- bank loans	$27,290,400	$(26,496,570)	$(793,830)	$-	$-	$-
Bonds payable	920,897,553	34,264,419	30,357,663	-	191,356	985,710,991
Long-term bank loans	6,678,521	5,322,444	(303,001)	-	10,134	11,708,098
Lease liabilities	31,492,386	(1,688,181)	(16,175)	870,285	184,461	30,842,776

Total	$986,358,860	$11,402,112	$29,244,657	$870,285	$385,951	$1,028,261,865

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2023

Hedging financial liabilities- bank loans	$-	$7,674,240	$(436,800)	$-	$-	$7,237,440
Bonds payable	852,436,439	47,937,930	7,260,863	-	175,067	907,810,299
Long-term bank loans	5,973,936	1,663,056	-	-	(298)	7,636,694
Lease liabilities	32,367,601	(1,582,527)	(29,180)	1,426,437	190,505	32,372,836

Total	$890,777,976	$55,692,699	$6,794,883	$1,426,437	$365,274	$955,057,269

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	June 30, 2024	December 31, 2023	June 30, 2023

Financial assets
FVTPL (Note 1)	$14,829,233	$14,342,093	$1,084,539
FVTOCI (Note 2)	197,890,353	167,150,802	152,899,037
Hedging financial assets	1,409	-	29,704
Amortized cost (Note 3)	2,194,376,187	1,842,412,631	1,629,012,790

	$2,407,097,182	$2,023,905,526	$1,783,026,070

Financial liabilities
FVTPL (Note 4)	$509,210	$121,412	$195,001
Hedging financial liabilities	3,524	27,334,164	7,237,440
Amortized cost (Note 5)	1,832,194,099	1,741,356,555	1,668,515,275

	$1,832,706,833	$1,768,812,131	$1,675,947,716

Note 1:    Financial assets mandatorily measured at FVTPL.

Note 2:    Including notes and accounts receivable (net), equity and debt investments.

Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:    Held for trading.

Note 5:    Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the six months ended June 30, 2024 and 2023, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$506,465 thousand and NT$489,135 thousand respectively.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$4,483,809 thousand and NT$3,653,953 thousand for the six months ended June 30, 2024 and 2023, respectively.

The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,177,189 thousand for the six months ended June 30, 2024, and the other comprehensive income would have decreased by NT$1,247,165 thousand and NT$635,197 thousand for the six months ended June 30, 2024 and 2023, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2024, December 31, 2023 and June 30, 2023, the Company’s ten largest customers accounted for 88%, 91% and 82% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the six months ended June 30, 2024 and 2023, the expected credit loss increased NT$25,656 thousand and NT$21,863 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

June 30, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$63,947,072	$-	$-	$-	$63,947,072
Payables to contractors and equipment suppliers	136,744,351	-	-	-	136,744,351
Accrued expenses and other current liabilities	341,049,601	-	-	-	341,049,601
Bonds payable	39,688,142	302,271,090	263,054,483	601,849,110	1,206,862,825
Long-term bank loans	2,771,823	3,059,137	3,087,675	3,055,311	11,973,946
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,014,361	5,243,981	4,684,375	20,932,256	33,874,973
Others	-	85,329,721	10,612,640	1,536,447	97,478,808
	587,215,350	395,903,929	281,439,173	627,373,124	1,891,931,576

Derivative financial instruments

Forward exchange contracts
Outflows	125,040,929	-	-	-	125,040,929
Inflows	(124,406,442)	-	-	-	(124,406,442)
	634,487	-	-	-	634,487

	$587,849,837	$395,903,929	$281,439,173	$627,373,124	$1,892,566,063
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$27,290,400	$-	$-	$-	$27,290,400
Accounts payable (including related parties)	57,293,057	-	-	-	57,293,057
Payables to contractors and equipment suppliers	171,484,616	-	-	-	171,484,616
Accrued expenses and other current liabilities	241,118,948	-	-	-	241,118,948
Bonds payable	24,890,500	224,062,937	303,525,276	583,364,167	1,135,842,880
Long-term bank loans	2,371,296	3,889,029	585,094	-	6,845,419
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,181,651	5,248,337	4,662,868	21,754,375	34,847,231
Others	-	165,188,432	6,303,135	2,908,666	174,400,233
	527,630,468	398,388,735	315,076,373	608,027,208	1,849,122,784

Derivative financial instruments

Forward exchange contracts
Outflows	64826,427	-	-	-	64,826,427
Inflows	(65,384,000)	-	-	-	(65,384,000)
	(557,573)	-	-	-	(557,573)

	$527,072,895	$398,388,735	$315,076,373	$608,027,208	$1,848,565,211

June 30, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$7,238,863	$-	$-	$-	$7,238,863
Accounts payable (including related parties)	48,972,779	-	-	-	48,972,779
Payables to contractors and equipment suppliers	140,753,488	-	-	-	140,753,488
Accrued expenses and other current liabilities	229,817,573	-	-	-	229,817,573
Bonds payable	23,760,865	151,696,468	360,186,307	595,310,410	1,130,954,050
Long-term bank loans	2,114,859	4,688,538	1,059,914	-	7,863,311
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,014,122	5,358,982	4,718,764	22,504,071	35,595,939
Others	-	158,555,601	22,695,786	1,869,357	183,120,744
	455,672,549	320,299,589	388,660,771	619,683,838	1,784,316,747

Derivative financial instruments

Forward exchange contracts
Outflows	90,236,552	-	-	-	90,236,552
Inflows	(90,939,585)	-	-	-	(90,939,585)
	(703,033)	-	-	-	(703,033)

	$454,969,516	$320,299,589	$388,660,771	$619,683,838	$1,783,613,714
(Concluded)

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

June 30, 2024

Lease liabilities	$10,182,792	$6,888,802	$3,706,678	$153,984	$20,932,256

December 31, 2023

Lease liabilities	$10,197,521	$7,121,539	$4,117,107	$318,208	$21,754,375
(Continued)

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

June 30, 2023

Lease liabilities	$10,341,148	$7,314,399	$4,252,916	$595,608	$22,504,071
(Concluded)
f.    Fair value of financial instruments

1)    Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$14,061,522	$14,061,522
Mutual funds	-	-	523,385	523,385
Simple agreement for future equity	-	-	129,960	129,960
Convertible bonds	-	-	104,579	104,579
Forward exchange contracts	-	9,787	-	9,787

	$-	$9,787	$14,819,446	$14,829,233

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$98,654,521	$-	$98,654,521
Agency mortgage-backed securities	-	43,121,977	-	43,121,977
Government bonds/Agency bonds	22,623,211	161,130	-	22,784,341
Asset-backed securities	-	12,305,253	-	12,305,253
Investments in equity instruments
Publicly traded stocks	8,366,114	-	-	8,366,114
Non-publicly traded equity investments	-	-	7,223,448	7,223,448
Notes and accounts receivable, net	-	5,434,699	-	5,434,699

	$30,989,325	$159,677,580	$7,223,448	$197,890,353
(Continued)

	June 30, 2024
	Level 1	Level 2	Level 3	Total

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$1,409	$-	$-	$1,409

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$509,210	$-	$509,210

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$3,524	$-	$-	$3,524
(Concluded)

	December 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$13,307,160	$13,307,160
Forward exchange contracts	-	701,182	-	701,182
Convertible bonds	-	-	223,454	223,454
Mutual funds	-	-	110,297	110,297

	$-	$701,182	$13,640,911	$14,342,093

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$79,605,567	$-	$79,605,567
Agency mortgage-backed securities	-	37,959,691	-	37,959,691
Government bonds/Agency bonds	22,091,087	247,814	-	22,338,901
Asset-backed securities	-	9,898,766	-	9,898,766
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,208,655	7,208,655
Publicly traded stocks	4,727,905	-	-	4,727,905
Notes and accounts receivable, net	-	5,411,317	-	5,411,317

	$26,818,992	$133,123,155	$7,208,655	$167,150,802

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$121,412	$-	$121,412

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$43,764	$-	$-	$43,764

	June 30, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$848,966	$-	$848,966
Convertible bonds	-	-	126,618	126,618
Mutual funds	-	-	108,955	108,955

	$-	$848,966	$235,573	$1,084,539

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$72,934,420	$-	$72,934,420
Agency mortgage-backed securities	-	34,297,965	-	34,297,965
Government bonds/Agency bonds	23,524,073	125,644	-	23,649,717
Asset-backed securities	-	9,469,578	-	9,469,578
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,516,718	7,516,718
Publicly traded stocks	423,249	-	-	423,249
Notes and accounts receivable, net	-	4,607,390	-	4,607,390

	$23,947,322	$121,434,997	$7,516,718	$152,899,037

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$29,704	$-	$-	$29,704

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$195,001	$-	$195,001

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the six months ended June 30, 2024 and 2023 are as follows:

	Six Months Ended June 30
	2024	2023

Balance, beginning of period	$20,849,566	$6,282,052
Additions	1,040,085	752,103
Recognized in profit or loss	(184,681)	25,519
Recognized in other comprehensive income or loss	(504,581)	699,022
Disposals and proceeds from return of capital of investments	(117,483)	(105,981)
Transfers out of level 3 (Note)	(164,860)	-
Effect of exchange rate changes	1,124,848	99,576

Balance, end of period	$22,042,894	$7,752,291

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of convertible preferred stocks, convertible bonds, simple agreement for future equity, mutual funds and non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach, income approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On June 30, 2024, December 31, 2023 and June 30, 2023, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$55,578 thousand, NT$52,704 thousand and NT$57,668 thousand, respectively, if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On June 30, 2024, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 10%, and discount for lack of marketability of 20%. On June 30, 2024, with other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$1,869,542 thousand; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$184,947 thousand.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	June 30, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total
Financial assets

Financial assets at amortized costs
Corporate bonds	$124,000,198	$-	$123,533,581	$123,533,581
Commercial paper	21,742,424	-	21,755,882	21,755,882
Government bonds/Agency bonds	7,098,457	4,302,069	2,756,301	7,058,370

	$152,841,079	$4,302,069	$148,045,764	$152,347,833

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$985,710,991	$-	$899,791,480	$899,791,480

	December 31, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total
Financial assets

Financial assets at amortized costs
Corporate bonds	$113,785,324	$-	$113,694,397	$113,694,397
Commercial paper	18,371,705	-	18,385,329	18,385,329
Government bonds/Agency bonds	13,803,559	2,751,893	11,053,234	13,805,127

	$145,960,588	$2,751,893	$143,132,960	$145,884,853

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$920,897,553	$-	$849,236,882	$849,236,882

	June 30, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total
Financial assets

Financial assets at amortized costs
Corporate bonds	$107,424,543	$-	$105,960,212	$105,960,212
Commercial paper	15,625,561	-	15,652,586	15,652,586
Government bonds/Agency bonds	8,541,426	1,515,058	6,996,344	8,511,402

	$131,591,530	$1,515,058	$128,609,142	$130,124,200

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$907,810,299	$-	$821,616,513	$821,616,513

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

TSMC Charity Foundation	Other related parties

TSMC Education and Culture Foundation	Other related parties

b.    Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2024	2023	2024	2023

Item	Related Party Categories

Net revenue from sale of goods	Associates	$4,081,597	$3,364,448	$7,665,605	$7,226,439

c.    Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Related Party Categories

Associates	$1,110,226	$1,027,417	$2,262,993	$2,381,385

d.    Receivables from related parties

		June 30, 2024	December 31, 2023	June 30, 2023

Item	Related Party Name

Receivables from	GUC	$947,639	$514,819	$756,054
related parties	Xintec	142,023	109,632	106,518

		$1,089,662	$624,451	$862,572

Other receivables	VIS	$2,121,539	$13,778	$2,122,373
from related	Xintec	224,543	-	335,526
parties	SSMC	56,945	58,093	63,424

		$2,403,027	$71,871	$2,521,323

e.    Payables to related parties

		June 30, 2024	December 31, 2023	June 30, 2023

Item	Related Party Name

Payables to related	Xintec	$786,801	$1,020,226	$748,143
parties	SSMC	330,982	457,348	290,668
	Others	66,230	88,726	139,853

		$1,184,013	$1,566,300	$1,178,664

f.    Others

		Three Months Ended June 30		Six Months Ended June 30
		2024	2023	2024	2023

Item	Related Party Categories

Manufacturing expenses	Associates	$1,037,312	$976,053	$2,097,783	$1,917,889

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

g.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

Short-term employee benefits	$1,073,784	$868,001	$1,942,064	$1,637,290
Post-employment benefits	1,136	951	2,246	1,916
Share-based payments	347,620	145,512	529,387	252,772

	$1,422,540	$1,014,464	$2,473,697	$1,891,978

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

32.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of June 30, 2024, December 31, 2023 and June 30, 2023, the aforementioned other financial assets amounted to NT$130,054 thousand, NT$124,302 thousand and NT$126,244 thousand, respectively.

33.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.    Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.    Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.    TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.    TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.    TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.    Amounts available under unused letters of credit as of June 30, 2024, December 31, 2023 and June 30, 2023 were NT$485,726 thousand, NT$433,994 thousand and NT$441,174 thousand, respectively.

g.    The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of June 30, 2024, December 31, 2023 and June 30, 2023, the aforementioned guarantee amounted to NT$9,920,224 thousand, NT$8,012,973 thousand, and NT$8,017,838 thousand, respectively.

34.    SIGNIFICANT LOSS FROM DISASTER

On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

35.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2024

Financial assets

Monetary items
USD	$16,960,438	32.490		$551,044,643
EUR	462,201	34.855		16,110,026
JPY	89,320,045	0.2025		18,087,309

Financial liabilities

Monetary items
USD	13,263,571	32.490		430,933,410
EUR	435,647	34.855		15,184,487
JPY	88,563,688	0.2025		17,934,147

December 31, 2023

Financial assets

Monetary items
USD	14,756,970	30.747		453,732,565
EUR	432,124	34.175		14,767,835
EUR	484,580	1.111	(Note 2)	16,560,515
JPY	13,320,705	0.2192		2,919,899

Financial liabilities

Monetary items
USD	14,121,653	30.747		434,198,454
EUR	803,472	34.175		27,458,643
EUR	482,869	1.111	(Note 2)	16,502,044
JPY	199,911,305	0.2192		43,820,558

June 30, 2023

Financial assets

Monetary items
USD	13,487,252	31.130		419,858,157
EUR	219,465	33.919		7,444,044
EUR	90,547	7.913	(Note 4)	3,071,265
EUR	129,008	1.090	(Note 2)	4,375,819
JPY	86,396,117	0.2154		18,609,724
JPY	14,983,677	0.0069	(Note 3)	3,227,484
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$15,033,800	31.130		$468,002,207
EUR	537,813	33.919		18,242,093
EUR	89,878	7.913	(Note 4)	3,048,588
EUR	128,558	1.090	(Note 2)	4,360,569
JPY	121,109,473	0.2154		26,086,981
JPY	15,105,693	0.0069	(Note 3)	3,253,766
(Concluded)

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of U.S. dollar for which one Euro could be exchanged.

Note 3:    The exchange rate represents the number of U.S. dollar for which one Japanese yen could be exchanged.

Note 4:    The exchange rate represents the number of RMB for which one Euro could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the six months ended June 30, 2024 and 2023, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.    Financings provided: See Table 1 attached;

b.    Endorsement/guarantee provided: See Table 2 attached;

c.    Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.    Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.    Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.    Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.    Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.    Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.    Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.    Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.    Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.    Information on investment in mainland China

1)    The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)    Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.    Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

37.    OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	97,470,000 3,000,000)			$-			$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$379,140,287	$758,280,575
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	(RMB (US$	53,970,580 8,800,000 450,000	$ )& _ )	(RMB (US$	50,393,300 8,000,000 450,000	$ )& _ )	(RMB	35,772,800 8,000,000	$ )	1.30%-1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	104,136,083	104,136,083

Note 1:    The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2:    The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (US$ in Thousands)			Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,516,561,150	$ (US$	2,703,600 83,213	$ )	$ (US$	2,703,600 83,213	$ )	$ (US$	2,703,600 83,213	$ )	$-	0.07%	$1,516,561,150	Yes	No	No
		TSMC Global	Subsidiary	1,516,561,150	$ (US$	243,675,000 7,500,000	$ )	$ (US$	243,675,000 7,500,000	$ )	$ (US$	243,675,000 7,500,000	$ )	-	6.43%	1,516,561,150	Yes	No	No
		TSMC Arizona	Subsidiary	1,516,561,150	$ (US$	390,933,326 12,032,420	$ )	$ (US$	390,933,326 12,032,420	$ )	$ (US$	260,973,326 8,032,420	$ )	-	10.31%	1,516,561,150	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	327,319	$ (JPY	267,300 1,320,000	$ )	$ (JPY	267,300 1,320,000	$ )	$ (JPY	267,300 1,320,000	$ )	-	0.01%	327,319	No	No	No

Note 1:    TSMC provides endorsements and guarantees for TSMC North America, TSMC Global and TSMC Arizona. Both individual and total endorsements and guarantees shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD
JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230	$468,598		10	$468,598
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	440,664		7	440,664
	Global Investment Holding Inc.	-	〃	10,442	109,978		6	109,978

	Commercial paper
	China Steel Corporation	-	Financial assets at amortized cost	750	7,456,058		N/A	7,461,673
	Nan Ya Plastics Corporation	-	〃	450	4,479,659		N/A	4,483,978
	Formosa Chemicals & Fibre Corporation	-	〃	270	2,691,042		N/A	2,693,555
	Formosa Plastics Corporation	-	〃	250	2,487,033		N/A	2,489,230
	Taiwan Power Company	-	〃	245	2,436,201		N/A	2,435,167
	CPC Corporation, Taiwan	-	〃	220	2,192,431		N/A	2,192,279

TSMC Partners	Fund
	Carbon Nature SCSp	-	Financial assets at fair value through Profit or Loss	-	US$	10,425	18	US$	10,425
	Matter Venture Partners Fund I, L.P.	-	〃	-	US$	5,684	7	US$	5,684

	Publicly traded stocks
	ARM Holdings plc	-	Financial assets at fair value through other comprehensive income	1,111	US$	181,746	-	US$	181,746
	Movella Holdings Inc.	-	〃	3,095	US$	93	6	US$	93

	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	21,429	6	US$	21,429
	Walden Technology Ventures Investments II, L.P.	-	〃	-	US$	18,300	9	US$	18,300
	Walden Technology Ventures Investments III, L.P.	-	〃	-	US$	13,415	4	US$	13,415
	Tela Innovations	-	〃	6,942	-		22	-

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	94,304	N/A	US$	94,304
	Morgan Stanley	-	〃	-	US$	85,711	N/A	US$	85,711
	Wells Fargo & Company	-	〃	-	US$	80,783	N/A	US$	80,783
	JPMorgan Chase & Co.	-	〃	-	US$	76,760	N/A	US$	76,760
	The Goldman Sachs Group, Inc.	-	〃	-	US$	62,372	N/A	US$	62,372
	Citigroup Inc.	-	〃	-	US$	49,326	N/A	US$	49,326
	BNP Paribas SA	-	〃	-	US$	36,048	N/A	US$	36,048
	HSBC Holdings plc	-	〃	-	US$	35,865	N/A	US$	35,865
	BPCE SA	-	〃	-	US$	33,388	N/A	US$	33,388
	Principal Life Global Funding II	-	〃	-	US$	31,787	N/A	US$	31,787
	Lloyds Banking Group plc	-	〃	-	US$	31,655	N/A	US$	31,655
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	31,500	N/A	US$	31,500
	Barclays PLC	-	〃	-	US$	28,798	N/A	US$	28,798

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Banco Santander, S.A.	-	Financial assets at fair value through other comprehensive income	-	US$	27,431	N/A	US$	27,431
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	27,308	N/A	US$	27,308
	Credit Agricole SA London Branch	-	〃	-	US$	25,963	N/A	US$	25,963
	The Toronto-Dominion Bank	-	〃	-	US$	25,439	N/A	US$	25,439
	Hyundai Capital America	-	〃	-	US$	24,532	N/A	US$	24,532
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	23,662	N/A	US$	23,662
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	23,240	N/A	US$	23,240
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	22,032	N/A	US$	22,032
	Royal Bank of Canada	-	〃	-	US$	21,777	N/A	US$	21,777
	Bristol-Myers Squibb Company	-	〃	-	US$	21,656	N/A	US$	21,656
	Equitable Financial Life Global Funding	-	〃	-	US$	21,572	N/A	US$	21,572
	American Express Company	-	〃	-	US$	21,027	N/A	US$	21,027
	Glencore Funding LLC	-	〃	-	US$	20,816	N/A	US$	20,816
	Deutsche Bank AG - New York Branch	-	〃	-	US$	20,806	N/A	US$	20,806
	Athene Global Funding	-	〃	-	US$	20,295	N/A	US$	20,295
	Mizuho Financial Group, Inc.	-	〃	-	US$	20,208	N/A	US$	20,208
	Nationwide Building Society	-	〃	-	US$	19,863	N/A	US$	19,863
	RGA Global Funding	-	〃	-	US$	19,808	N/A	US$	19,808
	Danske Bank A/S	-	〃	-	US$	19,606	N/A	US$	19,606
	Capital One Financial Corporation	-	〃	-	US$	19,275	N/A	US$	19,275
	CVS Health Corporation	-	〃	-	US$	19,053	N/A	US$	19,053
	U.S. Bancorp.	-	〃	-	US$	19,052	N/A	US$	19,052
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	19,013	N/A	US$	19,013
	AbbVie Inc.	-	〃	-	US$	18,996	N/A	US$	18,996
	National Securities Clearing Corporation	-	〃	-	US$	18,407	N/A	US$	18,407
	AIG Global Funding	-	〃	-	US$	18,186	N/A	US$	18,186
	ABN AMRO Bank N.V.	-	〃	-	US$	18,101	N/A	US$	18,101
	The Bank of New York Mellon Corporation	-	〃	-	US$	18,037	N/A	US$	18,037
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	17,567	N/A	US$	17,567
	Metropolitan Life Global Funding I	-	〃	-	US$	17,548	N/A	US$	17,548
	General Motors Financial Company, Inc.	-	〃	-	US$	17,489	N/A	US$	17,489
	Guardian Life Global Funding	-	〃	-	US$	17,378	N/A	US$	17,378
	Oracle Corporation	-	〃	-	US$	17,070	N/A	US$	17,070
	Enel Finance International N.V.	-	〃	-	US$	16,681	N/A	US$	16,681
	NatWest Group plc	-	〃	-	US$	16,630	N/A	US$	16,630
	Daimler Trucks Finance North America LLC	-	〃	-	US$	16,514	N/A	US$	16,514
	NatWest Markets Plc	-	〃	-	US$	16,117	N/A	US$	16,117
	Coöperatieve Rabobank U.A.	-	〃	-	US$	15,902	N/A	US$	15,902
	UnitedHealth Group Incorporated	-	〃	-	US$	15,677	N/A	US$	15,677
	UBS Group AG	-	〃	-	US$	15,567	N/A	US$	15,567
	Macquarie Bank Limited	-	〃	-	US$	15,446	N/A	US$	15,446
	ING Groep N.V.	-	〃	-	US$	15,046	N/A	US$	15,046
	Jackson National Life Global Funding	-	〃	-	US$	14,974	N/A	US$	14,974
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	14,774	N/A	US$	14,774
	Philip Morris International Inc.	-	〃	-	US$	14,743	N/A	US$	14,743
	Santander Holdings USA, Inc.	-	〃	-	US$	13,995	N/A	US$	13,995
	AerCap Ireland Capital Designated Activity Company	-	〃	-	US$	13,886	N/A	US$	13,886
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	13,688	N/A	US$	13,688
	NTT Finance Corporation	-	〃	-	US$	13,581	N/A	US$	13,581
	New York Life Global Funding	-	〃	-	US$	13,577	N/A	US$	13,577
	Standard Chartered PLC	-	〃	-	US$	13,449	N/A	US$	13,449

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ryder System, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	13,444	N/A	US$	13,444
	Protective Life Global Funding	-	〃	-	US$	13,032	N/A	US$	13,032
	Southern California Edison Company	-	〃	-	US$	12,870	N/A	US$	12,870
	Amgen Inc.	-	〃	-	US$	12,832	N/A	US$	12,832
	Amphenol Corporation	-	〃	-	US$	12,812	N/A	US$	12,812
	ONEOK, Inc.	-	〃	-	US$	12,472	N/A	US$	12,472
	Apple Inc.	-	〃	-	US$	12,451	N/A	US$	12,451
	BAE Systems plc	-	〃	-	US$	12,315	N/A	US$	12,315
	Verizon Communications Inc.	-	〃	-	US$	12,210	N/A	US$	12,210
	Nomura Holdings, Inc.	-	〃	-	US$	12,096	N/A	US$	12,096
	Northwestern Mutual Global Funding	-	〃	-	US$	11,851	N/A	US$	11,851
	Bank of Montreal	-	〃	-	US$	11,756	N/A	US$	11,756
	The Bank of Nova Scotia	-	〃	-	US$	11,613	N/A	US$	11,613
	Amazon.com, Inc.	-	〃	-	US$	11,401	N/A	US$	11,401
	AT&T Inc.	-	〃	-	US$	11,078	N/A	US$	11,078
	Prologis Targeted U.S. Logistics Fund L.P.	-	〃	-	US$	11,024	N/A	US$	11,024
	DTE Energy Company	-	〃	-	US$	10,816	N/A	US$	10,816
	ERAC USA Finance LLC	-	〃	-	US$	10,705	N/A	US$	10,705
	MassMutual Global Funding II	-	〃	-	US$	10,627	N/A	US$	10,627
	Nordea Bank Abp	-	〃	-	US$	10,577	N/A	US$	10,577
	S&P Global Inc.	-	〃	-	US$	10,493	N/A	US$	10,493
	Toyota Motor Credit Corporation	-	〃	-	US$	10,328	N/A	US$	10,328
	Société Générale Société anonyme	-	〃	-	US$	10,197	N/A	US$	10,197
	Macquarie Group Limited	-	〃	-	US$	9,889	N/A	US$	9,889
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	9,886	N/A	US$	9,886
	T-Mobile USA, Inc.	-	〃	-	US$	9,707	N/A	US$	9,707
	John Deere Capital Corporation	-	〃	-	US$	9,648	N/A	US$	9,648
	Enbridge Inc.	-	〃	-	US$	9,622	N/A	US$	9,622
	Public Service Enterprise Group Incorporated	-	〃	-	US$	9,192	N/A	US$	9,192
	Merck & Co., Inc.	-	〃	-	US$	8,993	N/A	US$	8,993
	LSEG US Fin Corp.	-	〃	-	US$	8,992	N/A	US$	8,992
	Florida Power & Light Company	-	〃	-	US$	8,975	N/A	US$	8,975
	Realty Income Corporation	-	〃	-	US$	8,947	N/A	US$	8,947
	Equinor ASA	-	〃	-	US$	8,916	N/A	US$	8,916
	Thermo Fisher Scientific Inc.	-	〃	-	US$	8,865	N/A	US$	8,865
	Texas Instruments Incorporated	-	〃	-	US$	8,596	N/A	US$	8,596
	Honeywell International Inc.	-	〃	-	US$	8,583	N/A	US$	8,583
	Truist Financial Corporation	-	〃	-	US$	8,564	N/A	US$	8,564
	Haleon US Capital LLC	-	〃	-	US$	8,405	N/A	US$	8,405
	Pioneer Natural Resources Company	-	〃	-	US$	8,292	N/A	US$	8,292
	Pfizer Investment Enterprises Pte. Ltd.	-	〃	-	US$	8,276	N/A	US$	8,276
	Goldman Sachs Bank USA	-	〃	-	US$	8,197	N/A	US$	8,197
	COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH	-	〃	-	US$	8,051	N/A	US$	8,051
	Lowe's Companies, Inc.	-	〃	-	US$	7,993	N/A	US$	7,993
	Aon North America, Inc.	-	〃	-	US$	7,989	N/A	US$	7,989
	Tampa Electric Company	-	〃	-	US$	7,949	N/A	US$	7,949
	KfW	-	〃	-	US$	7,925	N/A	US$	7,925
	Kimco Realty Corporation	-	〃	-	US$	7,899	N/A	US$	7,899
	Santander UK Group Holdings plc	-	〃	-	US$	7,856	N/A	US$	7,856
	Constellation Energy Generation, LLC	-	〃	-	US$	7,780	N/A	US$	7,780
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,768	N/A	US$	7,768

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Lockheed Martin Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	7,718	N/A	US$	7,718
	Intuit Inc.	-	〃	-	US$	7,503	N/A	US$	7,503
	Roche Holdings, Inc.	-	〃	-	US$	7,491	N/A	US$	7,491
	AstraZeneca Finance LLC	-	〃	-	US$	7,282	N/A	US$	7,282
	Cox Communications, Inc.	-	〃	-	US$	7,256	N/A	US$	7,256
	Chevron Corporation	-	〃	-	US$	7,106	N/A	US$	7,106
	The East Ohio Gas Company	-	〃	-	US$	7,087	N/A	US$	7,087
	Roper Technologies, Inc.	-	〃	-	US$	7,078	N/A	US$	7,078
	Johnson & Johnson	-	〃	-	US$	7,063	N/A	US$	7,063
	CNO Global Funding	-	〃	-	US$	7,035	N/A	US$	7,035
	Pacific Gas and Electric Company	-	〃	-	US$	6,998	N/A	US$	6,998
	Bank of Ireland Group plc	-	〃	-	US$	6,966	N/A	US$	6,966
	Intercontinental Exchange, Inc.	-	〃	-	US$	6,939	N/A	US$	6,939
	Intel Corporation	-	〃	-	US$	6,930	N/A	US$	6,930
	AstraZeneca PLC	-	〃	-	US$	6,834	N/A	US$	6,834
	Keurig Dr Pepper Inc.	-	〃	-	US$	6,832	N/A	US$	6,832
	Exelon Corporation	-	〃	-	US$	6,786	N/A	US$	6,786
	Pacific Life Global Funding II	-	〃	-	US$	6,779	N/A	US$	6,779
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	6,670	N/A	US$	6,670
	The Cigna Group	-	〃	-	US$	6,564	N/A	US$	6,564
	Marriott International, Inc.	-	〃	-	US$	6,497	N/A	US$	6,497
	Met Tower Global Funding	-	〃	-	US$	6,494	N/A	US$	6,494
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,484	N/A	US$	6,484
	WEC Energy Group, Inc.	-	〃	-	US$	6,480	N/A	US$	6,480
	The Charles Schwab Corporation	-	〃	-	US$	6,474	N/A	US$	6,474
	Swedbank AB (publ)	-	〃	-	US$	6,381	N/A	US$	6,381
	Take-Two Interactive Software, Inc.	-	〃	-	US$	6,185	N/A	US$	6,185
	NiSource Inc.	-	〃	-	US$	6,156	N/A	US$	6,156
	Eaton Corporation	-	〃	-	US$	6,100	N/A	US$	6,100
	Elevance Health, Inc.	-	〃	-	US$	5,954	N/A	US$	5,954
	MPLX LP	-	〃	-	US$	5,873	N/A	US$	5,873
	Schlumberger Holdings Corporation	-	〃	-	US$	5,856	N/A	US$	5,856
	Ameriprise Financial, Inc.	-	〃	-	US$	5,772	N/A	US$	5,772
	HEICO Corporation	-	〃	-	US$	5,730	N/A	US$	5,730
	Scentre Group Trust 1	-	〃	-	US$	5,728	N/A	US$	5,728
	National Bank of Canada	-	〃	-	US$	5,708	N/A	US$	5,708
	Stryker Corporation	-	〃	-	US$	5,555	N/A	US$	5,555
	Ingersoll Rand Inc.	-	〃	-	US$	5,542	N/A	US$	5,542
	DNB Bank ASA	-	〃	-	US$	5,525	N/A	US$	5,525
	ASB Bank Limited	-	〃	-	US$	5,493	N/A	US$	5,493
	Workday, Inc.	-	〃	-	US$	5,482	N/A	US$	5,482
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	5,480	N/A	US$	5,480
	RTX Corporation	-	〃	-	US$	5,464	N/A	US$	5,464
	Magna International Inc.	-	〃	-	US$	5,412	N/A	US$	5,412
	Fiserv, Inc.	-	〃	-	US$	5,373	N/A	US$	5,373
	Comcast Corporation	-	〃	-	US$	5,307	N/A	US$	5,307
	Starbucks Corporation	-	〃	-	US$	5,305	N/A	US$	5,305
	F&G Global Funding	-	〃	-	US$	5,261	N/A	US$	5,261
	McKesson Corporation	-	〃	-	US$	5,232	N/A	US$	5,232
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	5,175	N/A	US$	5,175
	Inter-American Development Bank	-	〃	-	US$	5,149	N/A	US$	5,149

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Equifax Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	5,130	N/A	US$	5,130
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,091	N/A	US$	5,091
	Newmont Corporation	-	〃	-	US$	5,028	N/A	US$	5,028
	Virginia Electric and Power Company	-	〃	-	US$	5,025	N/A	US$	5,025
	Spire Inc.	-	〃	-	US$	4,988	N/A	US$	4,988
	Smith & Nephew plc	-	〃	-	US$	4,985	N/A	US$	4,985
	Southwest Airlines Co.	-	〃	-	US$	4,982	N/A	US$	4,982
	Canadian Imperial Bank of Commerce	-	〃	-	US$	4,951	N/A	US$	4,951
	Bank of New Zealand	-	〃	-	US$	4,920	N/A	US$	4,920
	CGI Inc.	-	〃	-	US$	4,899	N/A	US$	4,899
	Alabama Power Company	-	〃	-	US$	4,896	N/A	US$	4,896
	EIDP, Inc.	-	〃	-	US$	4,839	N/A	US$	4,839
	RELX Capital Inc.	-	〃	-	US$	4,809	N/A	US$	4,809
	NBN Co Limited	-	〃	-	US$	4,804	N/A	US$	4,804
	Ameren Corporation	-	〃	-	US$	4,777	N/A	US$	4,777
	Brookfield Finance Inc.	-	〃	-	US$	4,775	N/A	US$	4,775
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	4,724	N/A	US$	4,724
	HP Inc.	-	〃	-	US$	4,631	N/A	US$	4,631
	National Australia Bank Limited, New York Branch	-	〃	-	US$	4,628	N/A	US$	4,628
	Fifth Third Bancorp	-	〃	-	US$	4,546	N/A	US$	4,546
	Georgia Power Company	-	〃	-	US$	4,534	N/A	US$	4,534
	AutoZone, Inc.	-	〃	-	US$	4,502	N/A	US$	4,502
	Morgan Stanley Bank, N.A.	-	〃	-	US$	4,481	N/A	US$	4,481
	GA Global Funding Trust	-	〃	-	US$	4,439	N/A	US$	4,439
	ITC Holdings Corp.	-	〃	-	US$	4,353	N/A	US$	4,353
	General Mills, Inc.	-	〃	-	US$	4,349	N/A	US$	4,349
	State Street Corporation	-	〃	-	US$	4,296	N/A	US$	4,296
	Brighthouse Financial Global Funding	-	〃	-	US$	4,201	N/A	US$	4,201
	Korea Electric Power Corporation	-	〃	-	US$	4,000	N/A	US$	4,000
	AvalonBay Communities, Inc.	-	〃	-	US$	3,990	N/A	US$	3,990
	Lincoln National Corporation	-	〃	-	US$	3,968	N/A	US$	3,968
	Schlumberger Investment SA	-	〃	-	US$	3,935	N/A	US$	3,935
	Mid-Atlantic Interstate Transmission, LLC	-	〃	-	US$	3,927	N/A	US$	3,927
	Public Storage	-	〃	-	US$	3,897	N/A	US$	3,897
	Piedmont Natural Gas Company, Inc.	-	〃	-	US$	3,893	N/A	US$	3,893
	L3Harris Technologies, Inc.	-	〃	-	US$	3,837	N/A	US$	3,837
	Alliant Energy Finance, LLC	-	〃	-	US$	3,831	N/A	US$	3,831
	Walmart Inc.	-	〃	-	US$	3,829	N/A	US$	3,829
	GAIF Bond Issuer Pty Limited	-	〃	-	US$	3,825	N/A	US$	3,825
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,824	N/A	US$	3,824
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	3,814	N/A	US$	3,814
	CNH Industrial Capital LLC	-	〃	-	US$	3,797	N/A	US$	3,797
	Duke Energy Carolinas, LLC	-	〃	-	US$	3,771	N/A	US$	3,771
	Eli Lilly and Company	-	〃	-	US$	3,749	N/A	US$	3,749
	Fortinet, Inc.	-	〃	-	US$	3,712	N/A	US$	3,712
	Alimentation Couche-Tard Inc.	-	〃	-	US$	3,671	N/A	US$	3,671
	Appalachian Power Company	-	〃	-	US$	3,669	N/A	US$	3,669
	Norsk Hydro ASA	-	〃	-	US$	3,594	N/A	US$	3,594
	Parker-Hannifin Corporation	-	〃	-	US$	3,510	N/A	US$	3,510
	Nutrien Ltd.	-	〃	-	US$	3,508	N/A	US$	3,508
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	3,481	N/A	US$	3,481

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CenterPoint Energy Resources Corp.	-	Financial assets at fair value through other comprehensive income	-	US$	3,471	N/A	US$	3,471
	Advocate Health & Hospitals Corporation	-	〃	-	US$	3,425	N/A	US$	3,425
	BorgWarner Inc.	-	〃	-	US$	3,412	N/A	US$	3,412
	Sempra	-	〃	-	US$	3,381	N/A	US$	3,381
	Meta Platforms, Inc.	-	〃	-	US$	3,376	N/A	US$	3,376
	CenterPoint Energy, Inc.	-	〃	-	US$	3,336	N/A	US$	3,336
	Pfizer Inc.	-	〃	-	US$	3,330	N/A	US$	3,330
	Cisco Systems, Inc.	-	〃	-	US$	3,308	N/A	US$	3,308
	Wisconsin Electric Power Company	-	〃	-	US$	3,161	N/A	US$	3,161
	Invitation Homes Operating Partnership LP	-	〃	-	US$	3,158	N/A	US$	3,158
	Republic Services, Inc.	-	〃	-	US$	3,136	N/A	US$	3,136
	Lundin Energy Finance BV	-	〃	-	US$	3,128	N/A	US$	3,128
	Corebridge Financial, Inc.	-	〃	-	US$	3,111	N/A	US$	3,111
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,075	N/A	US$	3,075
	UBS AG, London Branch	-	〃	-	US$	3,054	N/A	US$	3,054
	Duke Energy Corporation	-	〃	-	US$	3,023	N/A	US$	3,023
	Atmos Energy Corporation	-	〃	-	US$	3,014	N/A	US$	3,014
	Mutual Of Omaha Companies Global Funding	-	〃	-	US$	3,013	N/A	US$	3,013
	Nestlé Holdings, Inc.	-	〃	-	US$	3,013	N/A	US$	3,013
	Citibank, N.A.	-	〃	-	US$	3,011	N/A	US$	3,011
	Archer-Daniels-Midland Company	-	〃	-	US$	2,932	N/A	US$	2,932
	Prologis, L.P.	-	〃	-	US$	2,929	N/A	US$	2,929
	Southern California Gas Company	-	〃	-	US$	2,911	N/A	US$	2,911
	Xcel Energy Inc.	-	〃	-	US$	2,899	N/A	US$	2,899
	Citizens Bank, National Association	-	〃	-	US$	2,893	N/A	US$	2,893
	Fortive Corporation	-	〃	-	US$	2,874	N/A	US$	2,874
	Diageo Capital plc	-	〃	-	US$	2,861	N/A	US$	2,861
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,846	N/A	US$	2,846
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	2,820	N/A	US$	2,820
	CSL Finance plc	-	〃	-	US$	2,795	N/A	US$	2,795
	Novartis Capital Corporation	-	〃	-	US$	2,794	N/A	US$	2,794
	Baxalta Incorporated	-	〃	-	US$	2,760	N/A	US$	2,760
	7-Eleven, Inc.	-	〃	-	US$	2,759	N/A	US$	2,759
	The Home Depot, Inc.	-	〃	-	US$	2,739	N/A	US$	2,739
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,718	N/A	US$	2,718
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,702	N/A	US$	2,702
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,679	N/A	US$	2,679
	Simon Property Group, L.P.	-	〃	-	US$	2,675	N/A	US$	2,675
	Weyerhaeuser Company	-	〃	-	US$	2,670	N/A	US$	2,670
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,660	N/A	US$	2,660
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	2,657	N/A	US$	2,657
	Bayer US Finance LLC	-	〃	-	US$	2,633	N/A	US$	2,633
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,628	N/A	US$	2,628
	Avangrid, Inc.	-	〃	-	US$	2,602	N/A	US$	2,602
	Masco Corporation	-	〃	-	US$	2,594	N/A	US$	2,594
	Transcontinental Gas Pipe Line Company, LLC	-	〃	-	US$	2,584	N/A	US$	2,584
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,575	N/A	US$	2,575
	The Estée Lauder Companies Inc.	-	〃	-	US$	2,568	N/A	US$	2,568
	The Southern Company	-	〃	-	US$	2,559	N/A	US$	2,559
	KBC Group NV	-	〃	-	US$	2,538	N/A	US$	2,538

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Air Products and Chemicals, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	2,528	N/A	US$	2,528
	Nuveen Finance, LLC	-	〃	-	US$	2,484	N/A	US$	2,484
	Otis Worldwide Corporation	-	〃	-	US$	2,465	N/A	US$	2,465
	American Electric Power Company, Inc.	-	〃	-	US$	2,461	N/A	US$	2,461
	CRH America, Inc.	-	〃	-	US$	2,413	N/A	US$	2,413
	Bunge Limited Finance Corp.	-	〃	-	US$	2,411	N/A	US$	2,411
	Entergy Texas, Inc.	-	〃	-	US$	2,397	N/A	US$	2,397
	W. P. Carey Inc.	-	〃	-	US$	2,386	N/A	US$	2,386
	Westpac Banking Corporation	-	〃	-	US$	2,344	N/A	US$	2,344
	Yara International ASA	-	〃	-	US$	2,317	N/A	US$	2,317
	Boston Gas Company	-	〃	-	US$	2,267	N/A	US$	2,267
	Cardinal Health, Inc.	-	〃	-	US$	2,258	N/A	US$	2,258
	Empower Finance 2020, LP	-	〃	-	US$	2,258	N/A	US$	2,258
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,231	N/A	US$	2,231
	ONE Gas, Inc.	-	〃	-	US$	2,230	N/A	US$	2,230
	Bimbo Bakeries USA, Inc.	-	〃	-	US$	2,190	N/A	US$	2,190
	Enel Finance America, LLC	-	〃	-	US$	2,182	N/A	US$	2,182
	Dominion Energy, Inc.	-	〃	-	US$	2,154	N/A	US$	2,154
	Phillips 66	-	〃	-	US$	2,071	N/A	US$	2,071
	Humana Inc.	-	〃	-	US$	2,069	N/A	US$	2,069
	CMS Energy Corporation	-	〃	-	US$	2,029	N/A	US$	2,029
	Welltower Inc.	-	〃	-	US$	2,018	N/A	US$	2,018
	Air Lease Corporation	-	〃	-	US$	1,991	N/A	US$	1,991
	KODIT Global 2023-1 Co., Ltd.	-	〃	-	US$	1,982	N/A	US$	1,982
	Public Service Electric and Gas Company	-	〃	-	US$	1,980	N/A	US$	1,980
	Mead Johnson Nutrition Company	-	〃	-	US$	1,965	N/A	US$	1,965
	Tucson Electric Power Company	-	〃	-	US$	1,965	N/A	US$	1,965
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,949	N/A	US$	1,949
	Olympus Corporation	-	〃	-	US$	1,942	N/A	US$	1,942
	Gulf Power Company	-	〃	-	US$	1,905	N/A	US$	1,905
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,879	N/A	US$	1,879
	Mitsubishi Corporation	-	〃	-	US$	1,839	N/A	US$	1,839
	NBK SPC Limited	-	〃	-	US$	1,838	N/A	US$	1,838
	Element Fleet Management Corp.	-	〃	-	US$	1,760	N/A	US$	1,760
	Eversource Energy	-	〃	-	US$	1,757	N/A	US$	1,757
	Kentucky Utilities Company	-	〃	-	US$	1,753	N/A	US$	1,753
	Mondelez International, Inc.	-	〃	-	US$	1,748	N/A	US$	1,748
	Engie SA	-	〃	-	US$	1,747	N/A	US$	1,747
	CenterPoint Energy Houston Electric, LLC	-	〃	-	US$	1,746	N/A	US$	1,746
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,701	N/A	US$	1,701
	Georgia-Pacific LLC	-	〃	-	US$	1,679	N/A	US$	1,679
	KeySpan Corporation	-	〃	-	US$	1,676	N/A	US$	1,676
	University of California	-	〃	-	US$	1,656	N/A	US$	1,656
	Wells Fargo Bank, National Association	-	〃	-	US$	1,656	N/A	US$	1,656
	Motorola Solutions, Inc.	-	〃	-	US$	1,650	N/A	US$	1,650
	Fox Corporation	-	〃	-	US$	1,641	N/A	US$	1,641
	The Western Union Company	-	〃	-	US$	1,630	N/A	US$	1,630
	eBay Inc.	-	〃	-	US$	1,603	N/A	US$	1,603
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,592	N/A	US$	1,592
	Emerson Electric Co.	-	〃	-	US$	1,587	N/A	US$	1,587
	International Business Machines Corporation	-	〃	-	US$	1,570	N/A	US$	1,570

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	B.A.T Capital Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	1,526	N/A	US$	1,526
	Jefferies Financial Group Inc.	-	〃	-	US$	1,525	N/A	US$	1,525
	Pricoa Global Funding I	-	〃	-	US$	1,520	N/A	US$	1,520
	APA Infrastructure Limited	-	〃	-	US$	1,517	N/A	US$	1,517
	Kinder Morgan, Inc.	-	〃	-	US$	1,507	N/A	US$	1,507
	Zoetis Inc.	-	〃	-	US$	1,502	N/A	US$	1,502
	Wipro IT Services LLC	-	〃	-	US$	1,492	N/A	US$	1,492
	Essex Portfolio, L.P.	-	〃	-	US$	1,484	N/A	US$	1,484
	Phillips 66 Company	-	〃	-	US$	1,484	N/A	US$	1,484
	American International Group, Inc.	-	〃	-	US$	1,474	N/A	US$	1,474
	Entergy Mississippi, LLC	-	〃	-	US$	1,474	N/A	US$	1,474
	NSTAR Electric Company	-	〃	-	US$	1,458	N/A	US$	1,458
	Truist Bank	-	〃	-	US$	1,457	N/A	US$	1,457
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,447	N/A	US$	1,447
	Cummins Inc.	-	〃	-	US$	1,446	N/A	US$	1,446
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,443	N/A	US$	1,443
	Duke Energy Florida, LLC	-	〃	-	US$	1,433	N/A	US$	1,433
	Dollar General Corporation	-	〃	-	US$	1,430	N/A	US$	1,430
	Jersey Central Power & Light Company	-	〃	-	US$	1,424	N/A	US$	1,424
	The PNC Financial Services Group, Inc.	-	〃	-	US$	1,396	N/A	US$	1,396
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,328	N/A	US$	1,328
	Aon Corporation	-	〃	-	US$	1,297	N/A	US$	1,297
	Northrop Grumman Corporation	-	〃	-	US$	1,297	N/A	US$	1,297
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,262	N/A	US$	1,262
	The Williams Companies, Inc.	-	〃	-	US$	1,241	N/A	US$	1,241
	Pernod Ricard International Finance LLC	-	〃	-	US$	1,240	N/A	US$	1,240
	Chevron U.S.A. Inc.	-	〃	-	US$	1,238	N/A	US$	1,238
	Becton, Dickinson and Company	-	〃	-	US$	1,228	N/A	US$	1,228
	Union Pacific Corporation	-	〃	-	US$	1,221	N/A	US$	1,221
	Ecolab Inc.	-	〃	-	US$	1,191	N/A	US$	1,191
	Sysco Corporation	-	〃	-	US$	1,184	N/A	US$	1,184
	Solvay Finance (America), LLC	-	〃	-	US$	1,138	N/A	US$	1,138
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	1,120	N/A	US$	1,120
	OGE Energy Corp.	-	〃	-	US$	1,105	N/A	US$	1,105
	Ferguson Finance PLC	-	〃	-	US$	1,102	N/A	US$	1,102
	Sprint Spectrum Co Llc	-	〃	-	US$	1,090	N/A	US$	1,090
	Columbia Pipeline Group, Inc.	-	〃	-	US$	1,086	N/A	US$	1,086
	Nucor Corporation	-	〃	-	US$	1,074	N/A	US$	1,074
	Niagara Mohawk Power Corporation	-	〃	-	US$	1,050	N/A	US$	1,050
	AIB Group plc	-	〃	-	US$	1,044	N/A	US$	1,044
	EDP Finance B.V.	-	〃	-	US$	1,019	N/A	US$	1,019
	New York State Electric & Gas Corporation	-	〃	-	US$	1,017	N/A	US$	1,017
	CBRE Services, Inc.	-	〃	-	US$	1,007	N/A	US$	1,007
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	1,004	N/A	US$	1,004
	PacifiCorp	-	〃	-	US$	1,000	N/A	US$	1,000
	Suntory Holdings Limited	-	〃	-	US$	989	N/A	US$	989
	Canadian Pacific Railway Company	-	〃	-	US$	957	N/A	US$	957
	American Water Capital Corp.	-	〃	-	US$	952	N/A	US$	952
	Bayer US Finance II LLC	-	〃	-	US$	950	N/A	US$	950
	Juniper Networks, Inc.	-	〃	-	US$	939	N/A	US$	939
	LYB Finance Company B.V.	-	〃	-	US$	927	N/A	US$	927

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Assurant, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	913	N/A	US$	913
	Lennar Corporation	-	〃	-	US$	913	N/A	US$	913
	The Interpublic Group of Companies, Inc.	-	〃	-	US$	906	N/A	US$	906
	AEP Texas Inc.	-	〃	-	US$	903	N/A	US$	903
	BAE Systems Finance Inc.	-	〃	-	US$	901	N/A	US$	901
	Reynolds American Inc.	-	〃	-	US$	889	N/A	US$	889
	TC PipeLines, LP	-	〃	-	US$	886	N/A	US$	886
	County of Palm Beach, Florida	-	〃	-	US$	843	N/A	US$	843
	Metropolitan Edison Company	-	〃	-	US$	803	N/A	US$	803
	CubeSmart, L.P.	-	〃	-	US$	785	N/A	US$	785
	Cox Enterprises, Inc.	-	〃	-	US$	782	N/A	US$	782
	Manufacturers and Traders Trust Company	-	〃	-	US$	761	N/A	US$	761
	Southwest Gas Corporation	-	〃	-	US$	759	N/A	US$	759
	Zimmer Biomet Holdings, Inc.	-	〃	-	US$	756	N/A	US$	756
	BP Capital Markets America, Inc.	-	〃	-	US$	752	N/A	US$	752
	The Brooklyn Union Gas Company	-	〃	-	US$	751	N/A	US$	751
	Veralto Corporation	-	〃	-	US$	750	N/A	US$	750
	Voya Financial, Inc.	-	〃	-	US$	748	N/A	US$	748
	Consolidated Edison Company of New York, Inc.	-	〃	-	US$	744	N/A	US$	744
	PACCAR Financial Corp.	-	〃	-	US$	743	N/A	US$	743
	Oklahoma Gas and Electric Company	-	〃	-	US$	741	N/A	US$	741
	TELUS Corporation	-	〃	-	US$	741	N/A	US$	741
	Mars, Incorporated	-	〃	-	US$	740	N/A	US$	740
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	734	N/A	US$	734
	Visa Inc.	-	〃	-	US$	734	N/A	US$	734
	Waste Management, Inc.	-	〃	-	US$	734	N/A	US$	734
	Hyundai Capital Services, Inc.	-	〃	-	US$	700	N/A	US$	700
	QNB Finance Ltd.	-	〃	-	US$	682	N/A	US$	682
	The Allstate Corporation	-	〃	-	US$	677	N/A	US$	677
	Sodexo, Inc.	-	〃	-	US$	674	N/A	US$	674
	Automatic Data Processing, Inc.	-	〃	-	US$	643	N/A	US$	643
	Baxter International Inc.	-	〃	-	US$	642	N/A	US$	642
	Reliance Standard Life Global Funding II	-	〃	-	US$	634	N/A	US$	634
	Southern Power Company	-	〃	-	US$	620	N/A	US$	620
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	600	N/A	US$	600
	Infor, Inc.	-	〃	-	US$	599	N/A	US$	599
	Burlington Resources Inc.	-	〃	-	US$	588	N/A	US$	588
	Columbia Pipelines Holding Company, LLC	-	〃	-	US$	561	N/A	US$	561
	Columbia Pipelines Operating Company LLC	-	〃	-	US$	532	N/A	US$	532
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	522	N/A	US$	522
	State of Hawaii	-	〃	-	US$	521	N/A	US$	521
	Arizona Public Service Company	-	〃	-	US$	512	N/A	US$	512
	AIA Group Limited	-	〃	-	US$	508	N/A	US$	508
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	508	N/A	US$	508
	Mississippi Power Company	-	〃	-	US$	505	N/A	US$	505
	Monongahela Power Company	-	〃	-	US$	500	N/A	US$	500
	Westpac New Zealand Limited	-	〃	-	US$	497	N/A	US$	497
	Deutsche Telekom International Finance B.V.	-	〃	-	US$	487	N/A	US$	487
	Commonwealth Bank of Australia	-	〃	-	US$	486	N/A	US$	486
	Enterprise Products Operating LLC	-	〃	-	US$	486	N/A	US$	486
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	484	N/A	US$	484

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Altria Group, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	481	N/A	US$	481
	McCormick & Company, Incorporated	-	〃	-	US$	476	N/A	US$	476
	Verisk Analytics, Inc.	-	〃	-	US$	473	N/A	US$	473
	American Honda Finance Corporation	-	〃	-	US$	461	N/A	US$	461
	DENSO Corporation	-	〃	-	US$	457	N/A	US$	457
	Brazos Higher Education Authority Inc	-	〃	-	US$	448	N/A	US$	448
	Aker BP ASA	-	〃	-	US$	430	N/A	US$	430
	Aflac Incorporated	-	〃	-	US$	397	N/A	US$	397
	Coca-Cola Consolidated, Inc.	-	〃	-	US$	392	N/A	US$	392
	Gilead Sciences, Inc.	-	〃	-	US$	389	N/A	US$	389
	University of Massachusetts Building Authority	-	〃	-	US$	388	N/A	US$	388
	GlaxoSmithKline Capital Inc.	-	〃	-	US$	387	N/A	US$	387
	Nuveen, LLC	-	〃	-	US$	383	N/A	US$	383
	Sierra Pacific Power Company	-	〃	-	US$	381	N/A	US$	381
	The Norinchukin Bank	-	〃	-	US$	363	N/A	US$	363
	CSX Corporation	-	〃	-	US$	361	N/A	US$	361
	Cargill, Incorporated	-	〃	-	US$	356	N/A	US$	356
	Foundry JV Holdco LLC	-	〃	-	US$	340	N/A	US$	340
	Equitable Holdings, Inc.	-	〃	-	US$	337	N/A	US$	337
	Mid-America Apartments, L.P.	-	〃	-	US$	311	N/A	US$	311
	Electricité de France S.A.	-	〃	-	US$	300	N/A	US$	300
	Consumers Energy Company	-	〃	-	US$	298	N/A	US$	298
	National Grid plc	-	〃	-	US$	283	N/A	US$	283
	Nordson Corporation	-	〃	-	US$	279	N/A	US$	279
	QatarEnergy	-	〃	-	US$	276	N/A	US$	276
	Pennsylvania Electric Company	-	〃	-	US$	233	N/A	US$	233
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	89	N/A	US$	89
	State of Wisconsin	-	〃	-	US$	65	N/A	US$	65
	Wells Fargo & Company	-	Financial assets at amortized cost	-	US$	885,936	N/A	US$	889,234
	Bank of America Corporation	-	〃	-	US$	736,097	N/A	US$	735,177
	Morgan Stanley	-	〃	-	US$	552,671	N/A	US$	553,105
	Citigroup Inc.	-	〃	-	US$	496,487	N/A	US$	495,629
	JPMorgan Chase & Co.	-	〃	-	US$	411,152	N/A	US$	412,027
	The Goldman Sachs Group, Inc.	-	〃	-	US$	316,428	N/A	US$	301,834
	Goldman Sachs Finance Corp International Ltd	-	〃	-	US$	159,847	N/A	US$	159,024
	Nationwide Building Society	-	〃	-	US$	10,484	N/A	US$	10,377
	Daimler Trucks Finance North America LLC	-	〃	-	US$	9,802	N/A	US$	9,760
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,714	N/A	US$	9,587
	Mizuho Financial Group, Inc.	-	〃	-	US$	9,539	N/A	US$	9,579
	UBS Group AG	-	〃	-	US$	9,208	N/A	US$	9,121
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,195	N/A	US$	9,104
	Nomura Holdings, Inc.	-	〃	-	US$	9,134	N/A	US$	9,040
	NongHyup Bank	-	〃	-	US$	8,991	N/A	US$	8,930
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	8,454	N/A	US$	8,419
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,441	N/A	US$	8,355
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,330	N/A	US$	8,281
	Banco Santander, S.A.	-	〃	-	US$	8,298	N/A	US$	8,239
	Enel Finance International N.V.	-	〃	-	US$	8,268	N/A	US$	8,206
	Protective Life Global Funding	-	〃	-	US$	8,028	N/A	US$	7,960
	CRH America, Inc.	-	〃	-	US$	7,977	N/A	US$	7,890
	BPCE SA	-	〃	-	US$	7,961	N/A	US$	7,904
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,777	N/A	US$	7,721

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Sumitomo Mitsui Financial Group, Inc.	-	Financial assets at amortized cost	-	US$	7,667	N/A	US$	7,626
	AIG Global Funding	-	〃	-	US$	7,624	N/A	US$	7,555
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	7,174	N/A	US$	7,113
	Southern California Edison Company	-	〃	-	US$	5,942	N/A	US$	5,921
	NatWest Markets Plc	-	〃	-	US$	5,548	N/A	US$	5,514
	F&G Global Funding	-	〃	-	US$	5,516	N/A	US$	5,479
	BNP Paribas SA	-	〃	-	US$	5,305	N/A	US$	5,279
	ING Groep N.V.	-	〃	-	US$	5,266	N/A	US$	5,277
	Athene Global Funding	-	〃	-	US$	5,179	N/A	US$	5,137
	Hyundai Capital Services, Inc.	-	〃	-	US$	5,069	N/A	US$	5,033
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,765	N/A	US$	4,769
	QNB Finance Ltd.	-	〃	-	US$	4,484	N/A	US$	4,479
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	4,179	N/A	US$	4,140
	Lloyds Banking Group plc	-	〃	-	US$	3,985	N/A	US$	3,957
	Deutsche Bank AG - New York Branch	-	〃	-	US$	3,983	N/A	US$	3,951
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	3,892	N/A	US$	3,847
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	3,799	N/A	US$	3,776
	Jackson National Life Global Funding	-	〃	-	US$	3,355	N/A	US$	3,313
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,282	N/A	US$	3,252
	Scottish Power Limited	-	〃	-	US$	3,185	N/A	US$	3,181
	Spectra Energy Partners, LP	-	〃	-	US$	2,861	N/A	US$	2,834
	National Bank of Canada	-	〃	-	US$	2,138	N/A	US$	2,138
	Georgia-Pacific LLC	-	〃	-	US$	1,274	N/A	US$	1,267
	GA Global Funding Trust	-	〃	-	US$	1,184	N/A	US$	1,181
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,096	N/A	US$	1,091
	AIA Group Limited	-	〃	-	US$	591	N/A	US$	591

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	681,471	N/A	US$	681,471
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	377,819	N/A	US$	377,819
	Government National Mortgage Association	-	〃	-	US$	267,948	N/A	US$	267,948

	Government bond/Agency bonds
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	696,313	N/A	US$	696,313
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	4,959	N/A	US$	4,959
	United States Department of The Treasury	-	Financial assets at amortized cost	-	US$	133,481	N/A	US$	132,412
	Federal Home Loan Banks	-	〃	-	US$	55,000	N/A	US$	54,891
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	30,000	N/A	US$	29,944

	Asset-backed securities
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	Financial assets at fair value through other comprehensive income	-	US$	10,057	N/A	US$	10,057
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	9,093	N/A	US$	9,093
	Gm Financial Consumer Automobile Receivables Trust 2023-3	-	〃	-	US$	8,930	N/A	US$	8,930
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	8,329	N/A	US$	8,329
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,724	N/A	US$	7,724
	Honda Auto Receivables 2024-1 Owner Trust	-	〃	-	US$	7,613	N/A	US$	7,613
	Toyota Auto Loan Extended Note Trust 2023-1	-	〃	-	US$	7,291	N/A	US$	7,291
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,162	N/A	US$	7,162
	Hyundai Auto Receivables Trust 2023-B	-	〃	-	US$	7,132	N/A	US$	7,132
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,953	N/A	US$	6,953

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BBCMS Mortgage Trust 2020-C8	-	Financial assets at fair value through other comprehensive income	-	US$	6,187	N/A	US$	6,187
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	6,078	N/A	US$	6,078
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,074	N/A	US$	6,074
	Honda Auto Receivables 2023-2 Owner Trust	-	〃	-	US$	5,962	N/A	US$	5,962
	Bank 2020-BNK26	-	〃	-	US$	5,877	N/A	US$	5,877
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,845	N/A	US$	5,845
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,767	N/A	US$	5,767
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,544	N/A	US$	5,544
	Bank 2017 - BNK7	-	〃	-	US$	5,529	N/A	US$	5,529
	Bank 2021-bnk33	-	〃	-	US$	5,494	N/A	US$	5,494
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,398	N/A	US$	5,398
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,337	N/A	US$	5,337
	Nissan Auto Receivables 2024-A Owner Trust	-	〃	-	US$	5,229	N/A	US$	5,229
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,198	N/A	US$	5,198
	Bank 2023-BNK46	-	〃	-	US$	5,195	N/A	US$	5,195
	Benchmark 2023-B39 Mortgage Trust	-	〃	-	US$	5,136	N/A	US$	5,136
	MSWF Commercial Mortgage Trust 2023-1	-	〃	-	US$	5,117	N/A	US$	5,117
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	5,053	N/A	US$	5,053
	CSAIL 2018-CX11	-	〃	-	US$	4,823	N/A	US$	4,823
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,817	N/A	US$	4,817
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,714	N/A	US$	4,714
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,583	N/A	US$	4,583
	Bank 2017-Bnk6	-	〃	-	US$	4,535	N/A	US$	4,535
	Bank 2017-BNK9	-	〃	-	US$	4,161	N/A	US$	4,161
	Hyundai Auto Receivables Trust 2021-C	-	〃	-	US$	4,089	N/A	US$	4,089
	Benchmark 2023-V3 Mortgage Trust	-	〃	-	US$	4,053	N/A	US$	4,053
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,049	N/A	US$	4,049
	Msbam 2016-C29	-	〃	-	US$	4,026	N/A	US$	4,026
	Bmw Vehicle Owner Trust 2023-A	-	〃	-	US$	3,611	N/A	US$	3,611
	Gm Financial Consumer Automobile Receivables Trust 2023-4	-	〃	-	US$	3,596	N/A	US$	3,596
	Discover Card Execution Note Trust	-	〃	-	US$	3,486	N/A	US$	3,486
	GM Financial Consumer Automobile Receivables Trust 2023-2	-	〃	-	US$	3,343	N/A	US$	3,343
	American Express Credit Account Master Trust	-	〃	-	US$	3,312	N/A	US$	3,312
	BANK 2017-BNK5	-	〃	-	US$	3,288	N/A	US$	3,288
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,221	N/A	US$	3,221
	Msbam 2016-C31	-	〃	-	US$	3,036	N/A	US$	3,036
	Honda Auto Receivables 2023-4 Owner Trust	-	〃	-	US$	3,027	N/A	US$	3,027
	Mercedes-Benz Auto Receivables Trust 2024-1	-	〃	-	US$	2,981	N/A	US$	2,981
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,970	N/A	US$	2,970
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	2,968	N/A	US$	2,968
	Bank 2019-Bnk22	-	〃	-	US$	2,920	N/A	US$	2,920
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	2,840	N/A	US$	2,840
	Bmo 2023-C5 Mortgage Trust	-	〃	-	US$	2,772	N/A	US$	2,772
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,749	N/A	US$	2,749
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	2,690	N/A	US$	2,690
	Bank5 2023-5YR1	-	〃	-	US$	2,657	N/A	US$	2,657
	JPMCC 2017-JP7	-	〃	-	US$	2,607	N/A	US$	2,607
	Mercedes-Benz Auto Receivables Trust 2023-2	-	〃	-	US$	2,574	N/A	US$	2,574
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	2,499	N/A	US$	2,499
	Toyota Auto Receivables 2023-C Owner Trust	-	〃	-	US$	2,493	N/A	US$	2,493
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,479	N/A	US$	2,479

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Benchmark 2018-B3 Commercial Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	2,469	N/A	US$	2,469
	Gm Financial Consumer Automobile Receivables Trust 2024-1	-	〃	-	US$	2,451	N/A	US$	2,451
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,444	N/A	US$	2,444
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,394	N/A	US$	2,394
	Hyundai Auto Receivables Trust 2021-B	-	〃	-	US$	2,361	N/A	US$	2,361
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,307	N/A	US$	2,307
	Toyota Auto Receivables 2024-A Owner Trust	-	〃	-	US$	2,286	N/A	US$	2,286
	BANK5 2023-5YR4	-	〃	-	US$	2,248	N/A	US$	2,248
	Benchmark 2020-B18 Mortgage Trust	-	〃	-	US$	2,232	N/A	US$	2,232
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,195	N/A	US$	2,195
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,134	N/A	US$	2,134
	Toyota Auto Receivables 2023 D Owner Trust	-	〃	-	US$	2,116	N/A	US$	2,116
	Ford Credit Auto Owner Trust 2023-C	-	〃	-	US$	2,111	N/A	US$	2,111
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,110	N/A	US$	2,110
	Bmark 2018-B5	-	〃	-	US$	2,100	N/A	US$	2,100
	Ubs 2018-C13	-	〃	-	US$	2,050	N/A	US$	2,050
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	1,981	N/A	US$	1,981
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,935	N/A	US$	1,935
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	1,905	N/A	US$	1,905
	Dolp Trust 2021-NYC	-	〃	-	US$	1,845	N/A	US$	1,845
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	1,785	N/A	US$	1,785
	JPMDB 2017-C7	-	〃	-	US$	1,771	N/A	US$	1,771
	Mercedes-Benz Auto Receivables Trust 2023-1	-	〃	-	US$	1,669	N/A	US$	1,669
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,667	N/A	US$	1,667
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,573	N/A	US$	1,573
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,547	N/A	US$	1,547
	Hyundai Auto Receivables Trust 2022-A	-	〃	-	US$	1,535	N/A	US$	1,535
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,503	N/A	US$	1,503
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,498	N/A	US$	1,498
	American Express Credit Account Master Trust , series 2023-1	-	〃	-	US$	1,493	N/A	US$	1,493
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,478	N/A	US$	1,478
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,362	N/A	US$	1,362
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,258	N/A	US$	1,258
	Ford Credit Auto Owner Trust 2022-C	-	〃	-	US$	1,236	N/A	US$	1,236
	Gs Mortgage Securities Trust 2018-Gs10	-	〃	-	US$	1,215	N/A	US$	1,215
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,146	N/A	US$	1,146
	FORD CREDIT AUTO OWNER TRUST 2023-REV2	-	〃	-	US$	1,109	N/A	US$	1,109
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	967	N/A	US$	967
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	945	N/A	US$	945
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	942	N/A	US$	942
	Hyundai Auto Receivables Trust 2022-B	-	〃	-	US$	924	N/A	US$	924
	Toyota Auto Receivables 2024-B Owner Trust	-	〃	-	US$	923	N/A	US$	923
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	894	N/A	US$	894
	Bank 2023-Bnk45	-	〃	-	US$	853	N/A	US$	853
	BBCMS Mortgage Trust 2018-C2	-	〃	-	US$	842	N/A	US$	842
	Benchmark 2021-B24 Mortgage Trust	-	〃	-	US$	834	N/A	US$	834
	Nissan Auto Receivables 2023-A Owner Trust	-	〃	-	US$	824	N/A	US$	824
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	789	N/A	US$	789
	DBJPM 2016-C1 Mortgage Trust	-	〃	-	US$	759	N/A	US$	759
	Honda Auto Receivables 2022-2 Owner Trust	-	〃	-	US$	733	N/A	US$	733
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	689	N/A	US$	689

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Wells Fargo Commercial Mortgage Trust 2017-C40	-	Financial assets at fair value through other comprehensive income	-	US$	644	N/A	US$	644
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	585	N/A	US$	585
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	579	N/A	US$	579
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	537	N/A	US$	537
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	489	N/A	US$	489
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	439	N/A	US$	439
	Toyota Auto Receivables 2021-C Owner Trust	-	〃	-	US$	394	N/A	US$	394
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	379	N/A	US$	379
	Gm Financial Consumer Automobile Receivables Trust 2022-3	-	〃	-	US$	263	N/A	US$	263
	Ford Credit Auto Owner Trust 2023-B	-	〃	-	US$	229	N/A	US$	229
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	201	N/A	US$	201
	Porsche Financial Auto Securitization Trust 2023-1	-	〃	-	US$	199	N/A	US$	199
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	194	N/A	US$	194
	Nissan Auto Receivables 2022-B Owner Trust	-	〃	-	US$	191	N/A	US$	191
	JPMCC 2015 - JP1	-	〃	-	US$	133	N/A	US$	133
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	130	N/A	US$	130
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	125	N/A	US$	125
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	105	N/A	US$	105
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	72	N/A	US$	72
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	61	N/A	US$	61
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	48	N/A	US$	48
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	18	N/A	US$	18
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	11	N/A	US$	11

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	81,318	4	US$	81,318

VTAF II	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	882	US$	2,624	3	US$	2,624

	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	-		20	-
	5V Technologies, Inc.	-	〃	1	-		-	-

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Mutual-Pak	-	〃	1,701	US$	337	17	US$	337
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Emerging Fund	Simple agreement for future equity
	Eliyan Corp.	-	Financial assets at fair value through Profit or Loss	-	US$	4,000	N/A	US$	4,000

	Convertible bonds
	Encharge AI, Inc.	-	Financial assets at fair value through Profit or Loss	-	US$	3,219	N/A	US$	3,219
	Movandi Corporation	-	〃	-	-		N/A	-

	Publicly traded stocks
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	744	US$	44,998	-	US$	44,998
	Raspberry Pi Holdings Plc	-	〃	1,364	US$	6,904	1	US$	6,904

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

Emerging Fund	Non-publicly traded equity investments
	Ayar Labs, Inc.	-	Financial assets at fair value through other comprehensive income	345	US$	5,000	1	US$	5,000
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	Lyte AI, Inc.	-	〃	1,128	US$	5,000	4	US$	5,000
	RiVos, Inc.	-	〃	2,568	US$	5,000	1	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	SiMa Technologies, Inc.	-	〃	564	US$	4,000	1	US$	4,000
	Xsight Labs Ltd.	-	〃	500	US$	4,000	1	US$	4,000
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,240	2	US$	3,240
	NeuReality Ltd.	-	〃	122	US$	3,194	2	US$	3,194
	Atlas Magnetics, Co.	-	〃	1,500	US$	3,000	3	US$	3,000
	Ambiq Micro, Inc.	-	〃	3,318	US$	3,000	1	US$	3,000
	Kinara, Inc.	-	〃	2,138	US$	2,980	2	US$	2,980
	Reed Semiconductor Corp.	-	〃	500	US$	2,000	1	US$	2,000

TSMC Development	Convertible preferred stocks
	IMS Nanofabrication Global, LLC	-	Financial assets at fair value through Profit or Loss	-	US$	432,795	10	US$	432,795

Growth Fund	Publicly traded stocks
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	319	US$	19,274	-	US$	19,274
	Marvell Technology Group Ltd.	-	〃	27	US$	1,860	-	US$	1,860

	Non-publicly traded equity investments
	CNEX Labs, Inc.	-	Financial assets at fair value through other comprehensive income	33	-		-	-

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	TSMC Global	Investments accounted for using equity method	-	-	11	$441,225,883		3	$97,528,800		-		$-		$-	$-		14	$579,625,815
	TSMC Arizona	〃	-	-	10,500	298,604,975		1,000	31,558,800		-	-		-		-		11,500	343,556,978
	JASM	〃	-	-	2,269	47,087,140		522	11,144,154		-	-		-		-		2,791	52,590,173
	Emerging Fund	〃	-	-	-	1,901,742		-	685,070		-	-		-		-		-	3,747,757

	Commercial paper
	China Steel Corporation	Financial assets at amortized cost	-	-	200	1,985,094		750	7,448,206		200	2,000,000		2,000,000		-		750	7,456,058
	Nan Ya Plastics Corporation	〃	-	-	600	5,976,677		450	4,474,205		600	6,000,000		6,000,000		-		450	4,479,659
	Formosa Chemicals & Fibre Corporation	〃	-	-	100	994,540		290	2,885,629		120	1,200,000		1,200,000		-		270	2,691,042
	Formosa Plastics Corporation	〃	-	-	100	996,260		250	2,485,508		100	1,000,000		1,000,000		-		250	2,487,033
	Taiwan Power Company	〃	-	-	50	498,916		245	2,427,071		50	500,000		500,000		-		245	2,436,201
	CPC Corporation, Taiwan	〃	-	-	100	995,553		220	2,186,196		100	1,000,000		1,000,000		-		220	2,192,431
	Cathay Financial Holding Co., Ltd.	〃	-	-	697	6,924,665		-	-		697	6,970,000		6,970,000		-		-	-

TSMC Partners	Fund
	Carbon Nature SCSp	Financial assets at fair value through Profit or Loss	-	-	-	US$	-	-	US$	11,583	-	US$	-	US$	-	US$	-	-	US$	10,425

	Publicly traded stocks
	ARM Holdings plc	Financial assets at fair value through other comprehensive income	-	-	1,961	US$	147,353	-	US$	-	850	US$	101,535	US$	43,350	US$	58,185	1,111	US$	181,746

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	86,588	-	US$	18,960	-	US$	12,135	US$	12,200	US$	(65)	-	US$	94,304
	Morgan Stanley	〃	-	-	-	US$	76,777	-	US$	27,467	-	US$	19,325	US$	19,434	US$	(109)	-	US$	85,711
	Wells Fargo & Company	〃	-	-	-	US$	58,351	-	US$	27,347	-	US$	5,235	US$	5,276	US$	(41)	-	US$	80,783
	JPMorgan Chase & Co.	〃	-	-	-	US$	62,267	-	US$	21,127	-	US$	7,018	US$	7,053	US$	(35)	-	US$	76,760
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	58,554	-	US$	19,194	-	US$	15,908	US$	15,975	US$	(67)	-	US$	62,372
	Citigroup Inc.	〃	-	-	-	US$	50,436	-	US$	14,456	-	US$	15,887	US$	15,953	US$	(66)	-	US$	49,326
	BNP Paribas SA	〃	-	-	-	US$	20,345	-	US$	21,293	-	US$	5,680	US$	5,680	US$	-	-	US$	36,048
	HSBC Holdings plc	〃	-	-	-	US$	30,124	-	US$	12,964	-	US$	7,413	US$	7,596	US$	(183)	-	US$	35,865
	BPCE SA	〃	-	-	-	US$	23,875	-	US$	12,832	-	US$	3,272	US$	3,244	US$	28	-	US$	33,388
	Principal Life Global Funding II	〃	-	-	-	US$	17,932	-	US$	15,774	-	US$	2,163	US$	2,224	US$	(61)	-	US$	31,787
	Lloyds Banking Group plc	〃	-	-	-	US$	24,131	-	US$	12,055	-	US$	4,644	US$	4,609	US$	35	-	US$	31,655
	Sumitomo Mitsui Financial Group, Inc.	〃	-	-	-	US$	45,172	-	US$	1,212	-	US$	14,826	US$	14,901	US$	(75)	-	US$	31,500

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Barclays PLC	Financial assets at fair value through other comprehensive income	-	-	-	US$	35,277	-	US$	5,457	-	US$	11,781	US$	11,739	US$	42	-	US$	28,798
	Sumitomo Mitsui Trust Bank, Limited	〃	-	-	-	US$	17,286	-	US$	14,372	-	US$	4,594	US$	4,650	US$	(56)	-	US$	27,308
	Hyundai Capital America	〃	-	-	-	US$	13,567	-	US$	10,887	-	US$	-	US$	-	US$	-	-	US$	24,532
	Penske Truck Leasing Co., L.P.	〃	-	-	-	US$	13,095	-	US$	10,628	-	US$	-	US$	-	US$	-	-	US$	23,662
	Mitsubishi UFJ Financial Group, Inc.	〃	-	-	-	US$	36,903	-	US$	3,400	-	US$	18,570	US$	18,769	US$	(199)	-	US$	22,032
	Bristol-Myers Squibb Company	〃	-	-	-	US$	4,604	-	US$	21,106	-	US$	4,100	US$	4,145	US$	(45)	-	US$	21,656
	American Express Company	〃	-	-	-	US$	13,685	-	US$	10,944	-	US$	3,505	US$	3,530	US$	(25)	-	US$	21,027
	Glencore Funding LLC	〃	-	-	-	US$	1,556	-	US$	19,310	-	US$	-	US$	-	US$	-	-	US$	20,816
	Deutsche Bank AG - New York Branch	〃	-	-	-	US$	10,454	-	US$	18,754	-	US$	8,470	US$	8,500	US$	(30)	-	US$	20,806
	RGA Global Funding	〃	-	-	-	US$	8,977	-	US$	10,770	-	US$	-	US$	-	US$	-	-	US$	19,808
	AbbVie Inc.	〃	-	-	-	US$	26,895	-	US$	8,427	-	US$	16,386	US$	16,730	US$	(344)	-	US$	18,996
	General Motors Financial Company, Inc.	〃	-	-	-	US$	-	-	US$	17,481	-	US$	-	US$	-	US$	-	-	US$	17,489
	NatWest Group plc	〃	-	-	-	US$	6,360	-	US$	10,261	-	US$	-	US$	-	US$	-	-	US$	16,630
	Daimler Trucks Finance North America LLC	〃	-	-	-	US$	7,013	-	US$	9,515	-	US$	-	US$	-	US$	-	-	US$	16,514
	Jackson National Life Global Funding	〃	-	-	-	US$	3,563	-	US$	12,386	-	US$	995	US$	1,025	US$	(30)	-	US$	14,974
	Santander Holdings USA, Inc.	〃	-	-	-	US$	-	-	US$	13,962	-	US$	-	US$	-	US$	-	-	US$	13,995
	SMBC Aviation Capital Finance DAC	〃	-	-	-	US$	1,747	-	US$	11,997	-	US$	-	US$	-	US$	-	-	US$	13,688
	Amphenol Corporation	〃	-	-	-	US$	-	-	US$	12,737	-	US$	-	US$	-	US$	-	-	US$	12,812
	BAE Systems plc	〃	-	-	-	US$	-	-	US$	12,292	-	US$	-	US$	-	US$	-	-	US$	12,315
	Prologis Targeted U.S. Logistics Fund L.P.	〃	-	-	-	US$	-	-	US$	10,940	-	US$	-	US$	-	US$	-	-	US$	11,024
	DTE Energy Company	〃	-	-	-	US$	1,685	-	US$	10,580	-	US$	1,446	US$	1,460	US$	(14)	-	US$	10,816
	MassMutual Global Funding II	〃	-	-	-	US$	506	-	US$	10,025	-	US$	-	US$	-	US$	-	-	US$	10,627
	Keurig Dr Pepper Inc.	〃	-	-	-	US$	-	-	US$	11,790	-	US$	4,980	US$	4,987	US$	(7)	-	US$	6,832
	Mercedes-Benz Finance North America LLC	〃	-	-	-	US$	-	-	US$	10,294	-	US$	3,574	US$	3,597	US$	(23)	-	US$	6,670
	Wells Fargo & Company	Financial assets at amortized cost	-	-	-	US$	619,830	-	US$	274,973	-	US$	15,000	US$	15,000	US$	-	-	US$	885,936
	Bank of America Corporation	〃	-	-	-	US$	799,449	-	US$	154,975	-	US$	223,000	US$	222,991	US$	9	-	US$	736,097
	Morgan Stanley	〃	-	-	-	US$	566,880	-	US$	69,424	-	US$	89,000	US$	88,995	US$	5	-	US$	552,671
	Citigroup Inc.	〃	-	-	-	US$	271,462	-	US$	431,091	-	US$	208,000	US$	207,997	US$	3	-	US$	496,487
	JPMorgan Chase & Co.	〃	-	-	-	US$	391,868	-	US$	135,512	-	US$	121,000	US$	120,999	US$	1	-	US$	411,152
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	432,811	-	US$	29,886	-	US$	148,000	US$	148,000	US$	-	-	US$	316,428
	Goldman Sachs Finance Corp International Ltd	〃	-	-	-	US$	99,905	-	US$	160,000	-	US$	100,000	US$	100,000	US$	-	-	US$	159,847
	Citigroup Global Markets Inc.	〃	-	-	-	US$	149,951	-	US$	-	-	US$	150,000	US$	150,000	US$	-	-	US$	-
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	99,968	-	US$	-	-	US$	100,000	US$	100,000	US$	-	-	US$	-

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	658,944	-	US$	109,034	-	US$	75,467	US$	75,803	US$	(336)	-	US$	681,471

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Federal Home Loan Mortgage Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	350,328	-	US$	85,692	-	US$	53,041	US$	53,564	US$	(523)	-	US$	377,819
	Government National Mortgage Association	〃	-	-	-	US$	225,310	-	US$	75,996	-	US$	28,822	US$	29,230	US$	(408)	-	US$	267,948

	Government bond/Agency bonds
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	718,479	-	US$	51,011	-	US$	73,535	US$	74,762	US$	(1,227)	-	US$	696,313
	United States Department of The Treasury	Financial assets at amortized cost	-	-	-	US$	88,940	-	US$	44,399	-	US$	-	US$	-	US$	-	-	US$	133,481
	Federal Home Loan Banks	〃	-	-	-	US$	225,000	-	US$	30,000	-	US$	200,000	US$	200,000	US$	-	-	US$	55,000
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	135,000	-	US$	30,000	-	US$	135,000	US$	135,000	US$	-	-	US$	30,000

Note:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 06, 2024 (Note)	US$ 2,155,000 (Note)	Based on the terms in the purchase order	96 counterparties (Note), including:	-	_ N/A	_ N/A	_ N/A	_ N/A	Price comparison and price negotiation	Manufacturing purpose	_ None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				CTCI Smart Engineering Corporation
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Gang-Wei Construction Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kaohsiung City Government
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech Integrated Pte Ltd.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Transcene Corporation
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
YUNG CHING CONSTRUCTION CO., LTD.
Zhao-Cheng Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	June 05, 2024 (Note)	_ (Note)	Based on the terms in the purchase order	182 counterparties (Note), including:	-	_ N/A	_ N/A	_ N/A	_ N/A	Price comparison and price negotiation	Manufacturing purpose	_ None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allied Supreme Corp.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Apollo Sheet Metal, Inc.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Brycon Corporation
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Corbins, LLC
CTCI Corporation
Currie and Brown Inc.
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				EnerMech Mechanical Services, Inc.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
GCON, Inc.
Gold Stone Development Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Jack B. Henderson Construction Company, Inc.
Jaie Haour Industry Corporation
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Job Brokers, Inc.
Johnson Controls, Inc.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetic Systems, Inc.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Marketech Integrated Pte Ltd.
Mega Union Technology Incorporated
MornstAir Inc.
MSR-FSR, LLC
OBR Cooling Towers, Inc.
Okland Construction Company, Inc.
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Prime Controls LP
Propersys Corp
Rosendin Electric, Inc.
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Southland Industries
SSOE Inc.
Swift Engineering Co., Ltd.
T C Boiler Inc.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiwan Valqua Engineering International, Ltd.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
TUN YI Industrial Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Unelectra International Corp.
United Integrated Services Co., Ltd.
Verde Clean, LLC
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
World Wide Professional Solutions
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
YE SIANG Enterprise Co., Ltd.
Ying Pao Technology Inc.
Yung Ching Construction Co., Ltd.
Zhao-Cheng Corp.

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.
(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales	$854,230,555		68	Net 30 days from invoice date (Note)	-	-	$152,259,556		81
	TSMC Arizona	Subsidiary	Sales		828,822	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	JASM	Subsidiary	Sales		286,715	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		3,551,920	-	Net 30 days from invoice date	-	-		665,626	-
	VIS	Associate	Sales		157,896	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	TSMC Nanjing	Subsidiary	Purchases		37,484,855	41	Net 30 days from the end of the month of when invoice is issued	-	-		(5,480,237)	8
	TSMC China	Subsidiary	Purchases		12,783,565	14	Net 30 days from the end of the month of when invoice is issued	-	-		(1,954,040)	3
	TSMC Washington	Indirect subsidiary	Purchases		2,509,418	3	Net 30 days from the end of the month of when invoice is issued	-	-		(430,567)	1
	SSMC	Associate	Purchases		1,942,116	2	Net 30 days from the end of the month of when invoice is issued	-	-		(330,982)	1
	VIS	Associate	Purchases		320,877	-	Net 30 days from the end of the month of when invoice is issued	-	-		(45,006)	-

TSMC North America	GUC	Associate of TSMC	Sales		3,657,479	-	Net 30 days from invoice date	-	-		282,013	-
				(US$	114,847)					(US$	8,680)

VisEra Tech	Xintec	Associate of TSMC	Sales		297,226	7	Net 60 days from the end of the month of when invoice is issued	-	-		142,023	9

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)			Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
							Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$156,298,036			33	$-	-	$-	$-
	VisEra Tech	Subsidiary	217,816			35	-	-	-	-
	TSMC Arizona	Subsidiary	194,047			Note 2	-	-	-	-
	VIS	Associate	2,121,539			Note 2	-	-	-	-
	Xintec	Associate	224,543			Note 2	-	-	-	-
	GUC	Associate	665,626			29	-	-	-	-

TSMC North America	TSMC	Parent company	$ (US$	113,957 3,507	$ )	Note 2	-	-	-	-
	GUC	Associate of TSMC	$ (US$	282,013 8,680	$ )	8	-	-	-	-

TSMC China	TSMC	Parent company	1,954,040			30	-	-	-	-
			(RMB	436,992)
	TSMC Nanjing	The same parent company	36,093,442			Note 2	-	-	-	-
			(RMB	8,071,706)

TSMC Nanjing	TSMC	Parent company	5,480,237			26	-	-	-	-
			(RMB	1,225,573)

TSMC Technology	TSMC	The ultimate parent of the Company	$ (US$	658,543 20,269	$ )	Note 2	-	-	-	-

TSMC Washington	TSMC	The ultimate parent of the Company	$ (US$	430,567 13,252	$ )	23	-	-	-	-
	TSMC Development	Parent company	636,217			Note 2	-	-	-	-
			(US$	19,582)

VisEra Tech	Xintec	Associate of TSMC	142,023			77	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$854,230,555	-	67%
				Receivables from related parties	152,259,556	-	3%
				Other receivables from related parties	4,038,480	-	-
				Accrued expenses and other current liabilities	163,624,854	-	3%
				Other noncurrent liabilities	60,786,406	-	1%
		TSMC China	1	Purchases	12,783,565	-	1%
		TSMC Nanjing	1	Purchases	37,484,855	-	3%
				Payables to related parties	5,480,237	-	-
		TSMC Technology	1	Research and development expenses	2,381,404	-	-
		TSMC Washington	1	Purchases	2,509,418	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	36,093,442	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2024				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2024 (Foreign Currencies in Thousands)		December 31, 2023 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$452,691,109		$355,162,309		14	100	$579,625,815		$15,959,726			$15,959,726	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		361,224,110		329,665,310	11,500	100		343,556,978	(4,342,850)			(4,342,850)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		76,767,643	634,144			634,144	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		63,774,196		52,630,042	2,791	71		52,590,173	(2,068,833)			(1,478,331)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		12,577,096	3,070,510			867,408	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	67		11,447,325	605,464			408,089	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		10,625,033	899,820			349,040	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		7,126,390	481,426			481,426	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		4,813,285		4,814,293	700	70		4,739,749	(181,268)			(126,887)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		3,797,975	650,600			266,802	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		2,351,655		1,666,585	-	99.9		3,747,757	(140,132)			(139,992)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		2,600,252	1,570,041			546,976	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		1,144,356		1,144,356	49	100		1,204,973	76,640			76,640	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,242,679		1,242,679	-	98		757,200	(1,467)			(1,438)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		627,211	22,759			22,759	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100		382,360	18,916			18,916	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		130,928	10,808			10,808	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		122,719	(1,372)			(1,345)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		45,171	762			762	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	19,069,642 586,939)	(US$	19,069,642 586,939)	-	100	(US$	39,688,337 1,221,555)	(US$	(290,996 (9,193	) ))	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		464,023		464,023	-	100		1,348,392	154,922			Note 2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	41,502)	(US$	4,863)
	TSMC Canada	Ontario, Canada	Engineering support activities		74,727		74,727	2,300	100		417,930	30,845			Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	12,863)	(US$	970)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		74,579		74,579	-	100		697,041	(445)			Note 2	Subsidiary
				(US$	2,295)	(US$	2,295)			(US$	21,454)	(US$	(14))

TSMC Development	TSMC Washington	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	-			-	293,637	100	(US$	5,518,507 169,852)	(US$	(626,954 (19,733	) ))	Note 2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)			Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2024 (US$ in Thousands)			Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2024 (US$ in Thousands)			Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of June 30, 2024	Accumulated Inward Remittance of Earnings as of June 30, 2024
									Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080	$ )	(Note 1)	$ (US$	18,939,667 596,000	$ )	$-	$-	$ (US$	18,939,667 596,000	$ )	$5,306,116	100%	$5,351,919 (Note 2)	$103,851,518	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	30,521,412 6,650,119	$ )	(Note 1)	$ (US$	30,521,412 1,000,000	$ )	-	-	$ (US$	30,521,412 1,000,000	$ )	15,665,519	100%	15,666,700 (Note 2)	106,158,750	-

Accumulated Investment in Mainland China as of June 30, 2024 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$2,292,088,923 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

JUNE 30, 2024

Shareholders (Note 1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,314,116,058	20.49%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note 1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note 2:    The calculation of ownership percentage is rounded to two decimal places.